Exhibit 99.1

PACIFIC DRILLING S.A.,

AND

EACH OF THE GUARANTORS PARTY HERETO

5.375% SENIOR SECURED NOTES DUE 2020

INDENTURE

Dated as of June 3, 2013

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Trustee

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APPENDIX AND ANNEX

RULE 144A/REGULATION S APPENDIX	App. - 1

EXHIBIT 1 Form of Note	Exhibit 1 to App. - 1

ANNEX A Form of Supplemental Indenture	A - 1

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This INDENTURE, dated as of June 3, 2013 is among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Company”), each GUARANTOR from time to time party hereto, as Guarantors, and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, as Trustee.

The Company, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of (a) the Company’s 5.375% Senior Secured Notes due 2020 issued on the Issue Date (the “Initial Notes”) and (b) any Additional Notes (as defined herein) that may be issued after the Issue Date (all such Notes in clauses (a) and (b) being referred to collectively as the “Notes”):

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01	Definitions.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person (regardless of the form of the applicable transaction by which such Person became a Subsidiary) or expressly assumed in connection with the acquisition of assets from any other such Person, whether or not such Indebtedness is Incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or of such Indebtedness being Incurred in connection with the acquisition of assets; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt will be deemed to be Incurred on the date the acquired Person becomes a Restricted Subsidiary of such Person or the date of the acquisition of assets from such Person, as applicable.

“Additional Notes” means Notes issued under this Indenture after the Issue Date and in compliance with Sections 2.14 and 4.09, it being understood that any Notes issued in replacement of any Note issued on the Issue Date shall not be an Additional Note.

“Additional Notes Amount” means $100.0 million.

“Additional Vessel” means a drilling rig or drillship or other Vessel that is used or useful in a Permitted Business.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agents” shall mean, collectively, the Trustee, the Collateral Agent, the Registrar, the Paying Agent and any other agents under the Indenture Documents from time to time.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; and

(2) the excess of: (a) the present value at such redemption date of (i) the redemption price of the Note at June 1, 2016 (such redemption price being set forth in the table appearing in Section 3.07(d), excluding accrued and unpaid interest and Additional Amounts to the redemption date), plus (ii) all required interest payments due on the Note through June 1, 2016 (excluding accrued but unpaid interest and Additional Amounts to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of the Note.

“Appraised Value” in respect of any Vessel means the average of the most recent Broker Appraisals of two separate Approved Brokers for such Vessel; provided however, that no Broker Appraisal used in such calculation shall have been delivered more than 12 months prior to the relevant date of determination.

“Approved Broker” means each of Fearnleys, RS Platou, ODS Petrodata, Clarksons, Noble Denton, Pareto and each other Person that is an independent shipbroker of recognized standing in the shipping and offshore drilling industries.

“Agent Members” has the meaning provided in the Appendix.

“Asset Sale” means:

(1) any sale, transfer, lease, conveyance or other disposition, whether in a single transaction or a series of related transactions, of property or assets of the Company or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction; provided that the sale, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole, will not be an “Asset Sale,” but will be governed by the provisions of Section 4.15 and/or the provisions of Section 5.01 and not by the provisions of Section 4.10;

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, other than directors’ qualifying shares and/or other Equity Interests that are required to be held by any Persons other than the Company or another Restricted Subsidiary under applicable law or regulation (including local content regulations or requirements), whether in a single transaction or a series of related transactions; and

(3) an Involuntary Transfer.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $25.0 million (and the sale of such assets generates Net Proceeds of less than $25.0 million);

(2) a transfer of Equity Interests or other assets between or among the Company and the Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) the sale, transfer, lease or other disposition of products, services or accounts receivable or any charter, pool agreement, drilling contract or lease of a Vessel and any related assets in the ordinary course of business and any sale or conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) sales of assets to any customer purchased on behalf of or at the request of such customer in the ordinary course of business;

(6) the sale or other disposition of cash or Cash Equivalents, hedging contracts or other financial instruments;

(7) licenses and sublicenses by the Company or any of the Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(8) a Restricted Payment that does not violate Section 4.07 or a Permitted Investment;

(9) the creation or perfection of any Lien permitted under this Indenture, and any disposition of assets constituting Collateral resulting from foreclosure under any such Lien by the Collateral Agent, or any disposition of assets not constituting Collateral resulting from foreclosure under any such Lien; and

(10) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims.

“Assignments” means, collectively, each Insurance Assignment and Earnings Assignment.

“Attributable Indebtedness” in respect of a Sale and Lease-Back Transaction means, at the time any determination is to be made, the present value (discounted according to GAAP at the cost of indebtedness implied in the lease; provided that if such discount rate cannot be determined in accordance with GAAP, the present value shall be discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Authorized Representative” means (a) in the case of the Revolving Credit Obligations or the Revolving Credit Agreement Secured Parties, the Revolving Credit Agent, (b) in the case of the Term Loan Obligations or the Term Loan Secured Parties, the Term Loan Agent, (c) in the case of the Notes Obligations or the Trustee and the holders of the notes, the Trustee, and (d) in the case of any Series of Other Pari Passu Obligations or Other Pari Passu Secured Parties that become subject to the Intercreditor Agreement after the Issue Date, the Authorized Representative named for such Series in the applicable joinder agreement to the Intercreditor Agreement.

“Bankruptcy Law” means Title 11 of the United States Code, as may be amended from time to time, or any similar federal, state or foreign law for the relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have corresponding meanings.

“Board of Directors” means:

(1) with respect to a corporation, the Board of Directors of the corporation or, except in the context of the definition of “Change of Control” and “Continuing Directors,” any committee thereof duly authorized to act on behalf of such Board of Directors;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or the manager or any committee of managers; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Broker Appraisal” means a desktop appraisal of the fair market value of a Vessel, as determined by an Approved Broker.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in New York, New York, Houston, Texas, Luxembourg or any place of payment under this Indenture are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP as in effect on the Issue Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the government of the United States or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition;

(2) certificates of deposit, demand deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500.0 million (or the equivalent thereof in any other currency or currency unit);

(3) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings or investments, and, in each case, maturing within one year after the date of acquisition;

(6) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (1) through (5) of this definition; and

(7) in the case of the Company or any Subsidiary of the Company organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such Person is organized or has its principal place of business or conducts business which are similar to the items specified in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease (other than pursuant to any Drilling Contract or other charterparty, pool agreement or drilling contract in respect of any Vessel), transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and the Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder or a Restricted Subsidiary;

(2) the Company is liquidated or dissolved, or a plan relating to the liquidation or dissolution of the Company is adopted;

(3) the consummation of any transaction or any series of transactions (including, without limitation, any merger, consolidation or other business combination), the result of which is that any Person (including any “person” (as defined above)), other than one or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares, in each case other than any transaction in which the holders of the Company’s Voting Stock immediately prior to such transaction own, immediately after such transaction, a majority of the Voting Stock of the successor or acquiring Person or any parent thereof; or

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Clearstream” means Clearstream Banking, société anonyme, or any successor securities clearing agency.

“Collateral” means all rights, assets and properties, whether now owned or hereafter acquired, upon which a Lien is granted or purported to be granted under any Collateral Agreement. Collateral shall not include Excluded Property.

“Collateral Agent” means the collateral agent for all holders of Pari Passu Obligations. Citibank N.A. will initially serve as the Collateral Agent.

“Collateral Agreements” means, collectively, each Assignment, Mortgage, Pledge Agreement, Security Agreement, the Intercreditor Agreement and each other instrument, including any assignment, security agreement, mortgage, deed, pledge agreement or other security instrument, creating Liens in favor of the Collateral Agent as required by the Pari Passu Documents or the Intercreditor Agreement, in each case, as the same may be in effect from time to time.

“Collateral Grantor” means each Guarantor that is party to a Collateral Agreement.

“Collateral Vessel-Owning Subsidiary” means each of the Company’s Subsidiaries that owns an interest in any Collateral Vessel.

“Collateral Vessels” means, collectively, the Liberian flag (or other applicable future flag) vessels the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana.

“Company” has the meaning provided in the introductory paragraph hereto.

“Consolidated Cash Flow” means, with respect to any period, the Consolidated Net Income of the Company for such period plus, without duplication:

(1) provision for taxes based on income or profits of the Company and the Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Consolidated Interest Expense of the Company and the Restricted Subsidiaries for such period to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means, for any period, the ratio of the Consolidated Cash Flow of the Company for such period to the Consolidated Interest Expense of the Company for such period; provided, however, that:

(1) if the Company or any of the Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding on the date a determination of the Consolidated Interest Coverage Ratio is to be made, or if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence of Indebtedness, or both (in each case other than working capital borrowings under a revolving credit facility), Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2) if the Company or any of the Restricted Subsidiaries has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period that is no longer outstanding on such date of determination, or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment has been terminated) on the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such repayment, repurchase, defeasance or discharge had occurred on the first day of such period;

(3) if, since the beginning of such period, the Company or any Restricted Subsidiary shall have made any Asset Sale, Consolidated Cash Flow for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to the Consolidated Cash Flow (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and the continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and the continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) above or (7) or (8) below if made by the Company or a Restricted

Subsidiary during such period, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such period;

(5) if, since the beginning of such period, any Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated as if such event had occurred on the first day of such period;

(6) Consolidated Cash Flow and Consolidated Interest Expense of discontinued operations recorded on or after the date such operations are classified as discontinued in accordance with GAAP shall be excluded but, with respect to Consolidated Interest Expense, only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the Company or any of the Restricted Subsidiaries following such classification;

(7) if, since the beginning of such period, the Company or any Restricted Subsidiary shall have (i) by merger or otherwise, made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary), or (ii) acquired assets constituting all or substantially all of an operating unit of a business or an Additional Vessel, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto, as determined in good faith by a Financial Officer of the Company (including, without limitation, the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(8) if the Company or any Restricted Subsidiary shall have entered into an agreement to build or acquire an Additional Vessel Unit that at the time of calculation is being constructed on behalf of the Company or such Restricted Subsidiary, is scheduled for delivery no later than 1 year from the time of calculation and is, or is reasonably expected to be upon delivery (as determined by the Board of Directors of the Company), subject to a Qualified Services Contract, then Consolidated Cash Flow and Consolidated Interest Expense for such period may, at the Company’s election, be calculated after giving pro forma effect thereto as if the Additional Vessel subject to such committed construction contract had been acquired by the Company or such Restricted Subsidiary on the first day of such period.

Any pro forma calculations giving effect to the acquisition of an Additional Vessel or to a committed construction contract with respect to an Additional Vessel that is, or is reasonably expected to be, subject to a Qualified Services Contract shall be made as follows:

(a) the amount of Consolidated Cash Flow attributable to such Additional Vessel shall be calculated in good faith by a Financial Officer of the Company;

(b) in the case of earned revenues under a Qualified Services Contract, the Consolidated Cash Flow shall be based on revenues actually earned pursuant to the Qualified Services Contract relating to such Additional Vessel or Additional Vessels, taking into account, where applicable, only actual expenses Incurred without duplication in any measurement period;

(c) the amount of Consolidated Cash Flow shall be the lesser of the Consolidated Cash Flow derived on a pro forma basis from revenues for (i) the first full year of the Qualified Services Contract and (ii) the average of the Consolidated Cash Flow of each year of such Qualified Services Contract for the term of the Qualified Services Contract, or in the case of an Additional Vessel not subject to a Qualified Services Contract, the Consolidated Cash Flow shall be based upon average of the historical earnings of comparable Vessels in the Company’s and its Restricted Subsidiaries’ fleet over the most recently completed four fiscal quarters, as determined in good faith by a responsible financial or accounting officer of the Company;

(d) in determining the estimated expenses attributable to such Additional Vessel, the calculation shall give effect to the interest expense attributable to the Incurrence, assumption or guarantee of any Indebtedness (including Indebtedness that is anticipated to be Incurred following the time of calculation in order to consummate the construction, acquisition and/or delivery of the Additional Vessel) relating to the construction, delivery and/or acquisition of such Additional Vessel; and

(e) with respect to any expenses attributable to an Additional Vessel, if the actual expenses differ from the estimate, the actual amount shall be used in such calculation.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges Incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding:

(a) amortization of debt issuance costs; and

(b) any nonrecurring charges relating to any premium or penalty paid, write-off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity, to the extent that any of such nonrecurring charges constitute interest expense);

(2) the consolidated interest expense of such Person and any Restricted Subsidiaries that was capitalized during such period; and

(3) all dividends, whether paid or accrued and whether or not in cash, in respect of any Preferred Stock of any Restricted Subsidiary or any Disqualified Stock of the Company or any Restricted Subsidiary, other than (x) dividends payable solely in Equity Interests (other than Disqualified Stock) and (y) dividends payable to the Company or any Restricted Subsidiary.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the specified Person during such period;

(2) solely for the purpose of determining the amount available for Restricted Payments under clause (III)(A) of Section 4.07(a), the Net Income (but not loss) of any Restricted Subsidiary of such Person (other than a Restricted Subsidiary that is a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, in each case other than by reason of restrictions in the Revolving Credit Agreement, the Term Loan Agreement, the Senior Secured Credit Facility Agreement or the Existing PDV Notes indenture, in each case, as in effect on the Issue Date; provided that if Net Income is excluded by operation of this provision with respect to a period because of restrictions on dividends or distributions applicable during such period that cease to apply in a subsequent period, such restrictions shall be deemed not to have applied in the initial period in subsequent calculations under this definition;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) non-cash gains and losses due solely to fluctuations in currency values will be excluded;

(5) in the case of a successor to the referenced Person by consolidation or merger or as a transferee of the referenced Person’s assets, any earnings (or losses) of the successor corporation prior to such consolidation, merger or transfer of assets will be excluded;

(6) the effects resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Issue Date will be excluded;

(7) any unrealized gain (or loss) in respect of Hedging Obligations will be excluded;

(8) non-cash charges or expenses with respect to the grant of stock options, restricted stock or other equity compensation awards will be excluded; and

(9) goodwill write-downs or other non-cash impairments of assets, or restructuring charges or severance costs associated with acquisitions or dispositions will be excluded.

“Consolidated Net Tangible Assets” as of any date of determination, means the consolidated total assets of the Company and the Restricted Subsidiaries determined in accordance with GAAP, less the sum of:

(1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined); and

(2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangible assets in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Controlling Party” has the meaning given to such term in the Intercreditor Agreement.

“Corporate Trust Office of the Trustee” means the office of the Trustee in the United States at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 60 Wall Street, Trust and Agency Services, 27th Floor, New York, New York 10005, or such other address in the United States as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office in the United States of any successor Trustee (or such other address as a successor Trustee may designate from time to time by notice to the Holders and the Company).

“Credit Facilities” means one or more debt facilities (including the Revolving Credit Agreement and the Term Loan Agreement), commercial paper facilities, loan agreements, indentures or agreements of the Company or any Restricted Subsidiary with banks, other institutional lenders, commercial finance companies or other lenders or investors providing for revolving credit loans, term loans, bonds, debentures or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors)

in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).

“Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Depository” has the meaning provided in the Appendix.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable (in each case other than in exchange for or conversion into Capital Stock that is not Disqualified Stock), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Company and the Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof, the amount of U.S. dollars obtained by converting such other currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with such other currency as published in the “Currency Rates” section of the Financial Times entitled “Currencies, Bonds & Interest Rates” (or, if the Financial Times is no longer published, or if such information is no longer available in the Financial Times, such source as may be selected in good faith by the Company) on the date of such determination. Except as expressly provided otherwise, whenever it is necessary to determine whether the Company or any of its Restricted Subsidiaries has complied with any covenant or other provision in this Indenture or if there has occurred an Event of Default and an amount is expressed in a currency other than U.S. Dollars, such amount will be treated as the Dollar Equivalent determined as of the date such amount is initially determined in such non-dollar currency.

“Drilling Contract” means any charterparty, pool agreement or drilling contract in respect of any Collateral Vessel or other contract for use of any Collateral Vessel.

“Earnings” means, with respect to any Collateral Vessel, (i) all freight, hire and passage moneys payable to the Company or any of its Subsidiaries as a consequence of the operation of such Collateral Vessel, including without limitation payments under any Drilling Contract in respect of such Collateral Vessel, (ii) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Company or any of its Subsidiaries as a consequence of the operation of such Collateral Vessel; (iii) compensation payable to the Company or any of its Subsidiaries in the event of any requisition of such Collateral Vessel; (iv) remuneration for salvage, towage and other services performed by such Collateral Vessel and payable to the Company or any of its Subsidiaries; (v) demurrage and retention money receivable by the Company or any of its Subsidiaries in relation to such Collateral Vessel; (vi) all moneys which are at any time payable under the insurances in respect of loss of Earnings with respect to such Collateral Vessel; (vii) if and whenever such Collateral Vessel is employed on terms whereby any moneys falling within items (i) through (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to such Collateral Vessel; and (viii) other money whatsoever due or to become due to any of the Company or any of its Subsidiaries in relation to such Collateral Vessel.

“Earnings Account” means, with respect to any Collateral Vessel, an interest bearing account into which all Earnings derived from any Drilling Contract with respect to such Collateral Vessel (other than Earnings payable to a Local Content Subsidiary) and all Event of Loss Proceeds received in respect of an Event of Loss with respect to such Collateral Vessel shall be deposited or forwarded that is subject to an account control agreement, except to the extent prohibited by applicable law.

“Earnings Assignments” means, collectively, the assignments of Earnings in favor of the Collateral Agent given by the Collateral Grantors respecting all Earnings derived from the Collateral Vessels and its operations, as the same may be amended, restated, supplemented or modified from time to time.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security or loan that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering of Capital Stock (other than Disqualified Stock) of the Company made for cash on a primary basis by the Company after the Issue Date, other than (1) public offerings with respect to the Company’s common stock registered on Form S-8 and (2) issuances to any Subsidiary of the Company.

“Equity Pledgor” means each of the Company’s Subsidiaries that directly owns Equity Interests in a Collateral Vessel-Owning Subsidiary.

“Euroclear” means the Euroclear System or any successor securities clearing agency.

“Event of Loss” means any of the following events:

(1) the actual or constructive total loss of any Collateral Vessel or the agreed or compromised total loss of any Collateral Vessel;

(2) the destruction of any Collateral Vessel;

(3) damage to any Collateral Vessel to an extent, determined in good faith by the Company within 90 days after the occurrence of such damage, as shall make repair thereof uneconomical or shall render such Collateral Vessel permanently unfit for normal use (other than obsolescence); or

(4) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of any Collateral Vessel that shall not be revoked within six months.

An Event of Loss shall be deemed to have occurred:

(a) in the event of the destruction or other actual total loss of any Collateral Vessel, on the date of such loss, or if such date is unknown, on the date such Collateral Vessel was last reported;

(b) in the event of a constructive, agreed or compromised total loss of any Collateral Vessel, on the date of determination of such total loss;

(c) in the case of any event referred to in clause (3) above, upon the such date of determination; or

(d) in the case of any event referred to in clause (4) above, on the date that is six months after the occurrence of such event.

“Event of Loss Proceeds” means all cash compensation, damages and other payments (including insurance proceeds) received by the Company or a Subsidiary of the Company, or the Collateral Agent from any Person, including any governmental authority, with respect to or in connection with an Event of Loss.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Excluded Property” means the following, whether now owned or at any time hereafter acquired by any Collateral Grantor or in which such Collateral Grantor now has or at any time in the future may acquire any right, title or interest and whether now existing or hereafter coming into existence: (i) all leasehold real property and all fee simple real property; (ii) all Drilling Contracts; (iii) equipment or inventory; (iv) any general intangibles, governmental approvals or other rights arising under any contracts, instruments, permits, licenses or other documents if (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party (other than (A) to the extent that any such restriction or prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) or any other applicable law

(including Bankruptcy Law) or principles of equity or (B) to the extent that the other party has consented to the granting of a security interest therein or assignment thereof pursuant to the terms hereof or pursuant to a grant or assignment for security purposes generally); (v) all deposit accounts other than the Earnings Account; (vi) cash and Cash Equivalents securing letters of credit, bank guarantees or similar instruments to the extent any Lien thereon constitutes a Permitted Lien; and (vii) any and all proceeds of any of the Excluded Property to the extent constituting Excluded Property described in clauses (i) through (vi) above (other than proceeds of a Drilling Contract assigned pursuant to an Earnings Assignment).

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries in existence on the Issue Date, other than the notes and the Subsidiary Guarantees (provided that, for purposes of Section 4.09 Indebtedness outstanding on the Issue Date under (i) the Revolving Credit Agreement, (ii) the Term Loan Agreement, (iii) the Senior Secured Credit Facility Agreement and (iv) the Existing PDV Notes will be deemed to be Incurred under clauses (1) or (2) of the definition of Permitted Debt therein, and not clause (3)(b) of such definition).

“Existing PDV Notes” means the 7.250% Senior Secured Notes due 2017 issued by Pacific Drilling V Limited under the Existing PDV Notes Indenture.

“Existing PDV Notes Indenture” means the Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, the Company and each other guarantor from time to time party hereto, as guarantors, and Deutsche Bank Trust Company Americas, as trustee and as collateral agent.

“Fair Market Value” means the value that would be paid by an informed and willing buyer to an unaffiliated, informed and willing seller in a transaction not involving distress or necessity of either party, as determined in good faith by the an officer of the Company, or, with respects to such values in excess of $25.0 million, the Board of Directors of the Company (unless otherwise provided in this Indenture).

“Financial Officer” means, with respect to any Person, the chief executive officer, chief financial officer, chief accounting officer or treasurer of such Person.

“GAAP” means generally accepted accounting principles set forth in the Accounting Standards Codification of the Financial Accounting Standards Board (or successor codifications, opinions, pronouncements or statements thereto) in the United States, which are in effect from time to time.

“Global Note” has the meaning provided in the Appendix.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“guarantee” means a guarantee other than by endorsement of negotiable instrument for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement obligations in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with the provisions of this Indenture, in each case, together with their respective successors and assigns until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness incurred;

(2) foreign exchange contracts and currency protection agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in currency exchanges rates;

(3) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against, or manage exposure to, fluctuations in the price of commodities used by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against, or manage exposure to, fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder” or “Noteholder” means a Person in whose name a Note is registered.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables (or intercompany reimbursement obligations in respect thereof) in the ordinary course of business), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) representing reimbursement obligations in respect of letters of credit, bankers’ acceptances or other similar instruments, other than such reimbursement obligations that relate to trade payables or other obligations that are not themselves Indebtedness, in each case, that were entered into in the ordinary course of business of such Person to the extent such reimbursement obligations are satisfied within 10 Business Days following payment on the letter of credit, bankers’ acceptance or similar instrument;

(4) representing Capital Lease Obligations of such Person;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed;

(6) representing Hedging Obligations of such Person; or

(7) representing Attributable Indebtedness of such Person in respect of Sale and Leaseback Transactions,

if and to the extent any of the preceding items (other than letters of credit, Hedging Obligations and Attributable Indebtedness) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Indenture Documents” means the Indenture, the Collateral Agreements and any agreement, instrument or other document evidencing or governing any Notes Obligations.

“Insolvency or Liquidation Proceeding” means: (a) any voluntary or involuntary case or proceeding under any bankruptcy law with respect to any Collateral Grantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Collateral Grantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Collateral Grantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (other than any liquidation, dissolution, reorganization or winding up of any Subsidiary of the Company permitted by the Pari Passu Documents), (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Collateral Grantor or (e) any other proceeding of any type or nature in which substantially all claims of creditors of any Collateral Grantor are determined and any payment or distribution is or may be made on account of such claims

“Initial Notes” has the meaning provided in the recitals hereto.

“Initial Purchasers” has the meaning provided in the Appendix.

“Insurance Assignments” means, collectively, the assignments of insurance proceeds in favor of the Collateral Agent given by the Collateral Grantors respecting all hull and machinery and loss of hire insurance covering each Collateral Vessel or its operations, as the same may be amended, restated, supplemented or modified from time to time.

“Intercreditor Agreement” means (i) the Intercreditor Agreement among the Collateral Agent, the Trustee, the Revolving Credit Agent, the Term Loan Agent, the Company, each other Collateral Grantor and the other parties from time to time party thereto, entered into on the Issue Date, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the Indenture and (ii) any replacement thereof that contains terms not materially less favorable to the holders of the Notes than the Intercreditor Agreement referred to in clause (i).

“Internal Charterer” means any direct or indirect Subsidiary of the Company (other than a Local Content Subsidiary) that is not the owner of the relevant Collateral Vessel and that is party to any Drilling Contract in respect of a Collateral Vessel and entitled to receive Earnings thereunder.

“Investment Grade Rating” means both (i) a rating of “Baa3” or higher by Moody’s and (ii) a rating of “BBB-” or higher by S&P.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, and excluding extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any of the Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of Section 4.07. The acquisition by the Company or any of its Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person that is not a Subsidiary of such Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 4.07. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Involuntary Transfer” means, with respect to any property or asset of the Company or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss, (b) the confiscation, condemnation, requisition, appropriation or similar taking of such property or asset by any government or instrumentality or agency thereof, including by deed in lieu of condemnation, or (c) foreclosure or other enforcement of a Lien or the exercise by a holder of a Lien of any rights with respect to it.

“Issue Date” means the first date on which Notes are issued under this Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.

“Local Content Subsidiary” shall mean any Subsidiary of the Company that is a party to a Drilling Contract or otherwise holds the right to receive Earnings attributable to a Collateral Vessel or any Related Assets for the purpose of satisfying any local content law or regulation or similar law or regulation.

“Material Subsidiary” means a Subsidiary of a Collateral Vessel-Owning Subsidiary that (i) is a Collateral Vessel-Owning Subsidiary, Equity Pledgor or Internal Charterer, (ii) owns assets with an aggregate fair market value (as determined in good faith by the management of the Company) in excess of $1,000,000 or (iii) which at such time is actively conducting any business.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Mortgage” means each Vessel Mortgage, each other mortgage, deed of trust, deed to secure debt and any other document or instrument under which any Lien on property owned or leased by any Collateral Grantor is granted to secure Pari Passu Obligations under any Pari Passu Document or under which rights or remedies with respect to any such Liens are governed, as the same may be amended, supplemented or modified from time to time.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale or other asset dispositions (other than in the ordinary course of business) or (b) the disposition of any securities by such Person or any of the Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of the Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax-sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or Indebtedness (other than Indebtedness that is subordinated in right of payment to the Notes or the Subsidiary Guarantees) which must by its terms, in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, and (3) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets, for indemnification obligations of the Company or any Restricted Subsidiaries in connection with such Asset Sale or for other liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or the Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of the Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of the Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the governing documentation provides that the lenders will not have any recourse to the stock or assets of the Company or any of the Restricted Subsidiaries.

For purposes of determining compliance with Section 4.09, in the event that any Non-Recourse Debt of any of the Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary.

“Notes” has the meaning provided in the recitals hereto.

“Notes Custodian” has the meaning provided in the Appendix.

“Note Documents” means this Indenture, the Notes and each Collateral Agreement, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time.

“Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Company or any Guarantor arising under this Indenture, the Notes, the Subsidiary Guarantees and the Collateral Agreements (including all principal, premium, interest, penalties, fees, charges, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Company or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

“Offering Memorandum” means the Offering Memorandum dated May 17, 2013, of the Company relating to the offering of the Initial Notes.

“Officer” means, with respect to any Person, the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, the Controller, the Secretary or any Vice President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of any Person by two Officers, one of whom must be a Financial Officer of such Person.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of Section 12.03. The counsel may be an employee of, or counsel to, the Company or any Subsidiary of the Company.

“Other Pari Passu Facility” means each indenture, credit agreement, Credit Facility (other than the Revolving Credit Agreement) or other governing agreement with respect to any Other Pari Passu Obligations, as the same may be amended, restated, supplemented, or otherwise modified from time to time.

“Other Pari Passu Obligations” means other Indebtedness of the Company or the Collateral Grantors that is equally and ratably secured with the Pari Passu Obligations (subject to the Intercreditor Agreement) as permitted by the Pari Passu Documents and is designated by the Company as an Other Pari Passu Obligation pursuant to the Intercreditor Agreement.

“Other Pari Passu Secured Parties” means the holders of any Other Pari Passu Obligations and any Authorized Representative with respect thereto.

“Pari Passu Document” means, collectively, the Revolving Credit Agreement Documents, the Term Loan Documents, the Indenture Documents and any document or instrument evidencing or governing any Other Pari Passu Obligations.

“Pari Passu Obligations” means (a) the Revolving Credit Agreement Obligations, (b) the Term Loan Obligations, (c) the Notes Obligations, (d) all Other Pari Passu Obligations and (e) all other obligations of the Company and the Guarantors in respect of, or arising under, the Pari Passu Documents, plus interest and all fees, costs, charges and expenses, including legal fees and expenses to the extent authorized under the Pari Passu Documents, in each case whether accrued or incurred before or after the commencement of an Insolvency or Liquidation Proceeding, and whether or not allowed or allowable in an Insolvency or Liquidation Proceeding.

“Permitted Business” means a business in which the Company and the Restricted Subsidiaries were engaged on the Issue Date, as described in the Offering Memorandum, and any business reasonably related or complimentary thereto.

“Permitted Collateral Liens” means Liens described in clauses (1), (5), (7), (8), (9), (10), (12), (13), (14) and (15) of the definition of “Permitted Liens;” provided that, with respect to Liens described in clauses (1) and (10) of the definition of “Permitted Liens,” to the extent such Liens encumber Collateral, the aggregate principal amount of Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or any Restricted Subsidiary thereunder) secured thereby shall not, at any time, exceed the greater of (a) $2.3 billion and (b) the amount of Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or any Restricted Subsidiary thereunder) permitted by the Term Loan Agreement to be secured by Liens encumbering the Collateral; provided, further, that if the Term Loan Agreement terminates or otherwise ceases to exist, or the Term Loan Agreement ceases to limit or increases the limit on, the amount of Indebtedness that may be secured by the Collateral, then the limitation set forth in the preceding proviso shall automatically cease to apply or increase, as applicable.

“Permitted Holders” means Quantum Pacific International Limited, a corporation organized and existing under the laws of the British Virgin Islands, and its Affiliates.

“Permitted Investments” means:

(1) any Investment in the Company or in any Restricted Subsidiary;

(2) any Investment in cash or Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with Section 4.10 or (b) a disposition of properties or assets that does not constitute an Asset Sale;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of the Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any Investments obtained in exchange for any such Investments;

(7) Investments represented by Hedging Obligations permitted by clause (6) of Section 4.09(b);

(8) any guarantee of Indebtedness or other obligations of the Company or any Restricted Subsidiary permitted to be incurred under this Indenture;

(9) Investments that are in existence on the Issue Date, and any extension, modification or renewal thereof, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(10) Investments acquired after the Issue Date as a result of the acquisition by the Company or any Restricted Subsidiary of another Person, including by way of a merger, amalgamation or consolidation, to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(11) loans or advances referred to in clause (5) of Section 4.11(b);

(12) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any of its Restricted Subsidiaries; and

(13) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed the greater of (x) $100.0 million and (y) 2.5% of Consolidated Net Tangible Assets.

“Permitted Jurisdiction” means any of Luxembourg, the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, Gibraltar, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping and offshore drilling industries, as determined in good faith by the Board of Directors of the Company.

“Permitted Liens” means:

(1) Liens on assets of the Company or any of the Restricted Subsidiaries securing Obligations with respect to Indebtedness Incurred (or deemed Incurred pursuant to the definition of “Existing Indebtedness”) pursuant to clauses (1) or (2) of the definition of “Permitted Debt”;

(2) Liens in favor of the Company or any Guarantor or, if granted by any Person other than the Company or any Guarantor, Liens in favor of any other Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with the Company or any Restricted Subsidiary; provided that such Liens were in existence prior to such merger, amalgamation or consolidation, were not incurred in contemplation thereof and do not extend to any assets other than those of the Person merged into or amalgamated or consolidated with the Company or any Restricted Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety, customs, importation or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens on cash or Cash Equivalents to secure letters of credit, bank guarantees and similar instruments issued in support of such obligations); provided that, in the case of any such Liens on assets of any Collateral Grantor, such Liens shall extend solely to cash and/or Cash Equivalents of such Collateral Grantor;

(6) Liens existing on the Issue Date (other than Liens referred to in clause (1) of this definition);

(7) Liens for taxes, assessments or governmental charges or claims (i) that are not yet delinquent or (ii) that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as suppliers’, carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in each case, incurred in the ordinary course of business, for amounts (i) not more than 30 days past due or (ii) which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(9) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the applicable Person;

(10) Liens on the Collateral securing the Notes (including Additional Notes issued in an aggregate amount not to exceed the Additional Notes Amount) or the Subsidiary Guarantees and any Permitted Refinancing Indebtedness in respect thereof;

(11) Liens to secure Indebtedness permitted to be Incurred under this Indenture to refinance any Indebtedness secured by Liens permitted to exist pursuant to clauses (3), (4), (6) or this clause (11) of this definition (or Liens that otherwise replace Liens referred to in such clauses); provided, however, that;

(a) the new Lien is limited to all or part of the same property and assets covered by the initial Lien (plus improvements and accessions to such property, or proceeds or distributions thereof) or any related after-acquired property that, pursuant to any after-acquired property clauses in written agreements pursuant to which the original Lien arose, is required to be pledged to secure the original Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof); and

(b) the Indebtedness or other obligation secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the original Indebtedness or obligation and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(12) Liens arising by reason of any judgment, attachment, decree or order of any court or other governmental authority not giving rise to an Event of Default that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(13) Liens securing cash management obligations owing to a bank and rights of setoff in favor of a bank, imposed by law or granted in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(14) Liens to secure Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(15) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment, the furnishing of supplies and bunkers to Vessels or masters’, officers’ or crews’ wages and maritime Liens, in the case of each of the foregoing, which were not Incurred or created to secure the payment of Indebtedness;

(16) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into with customers of the Company and the Restricted Subsidiaries in the ordinary course of business;

(17) Liens arising under any retention of title or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of business;

(18) Liens representing the interest in title of a lessor;

(19) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness (so long as such defeasance, discharge or redemption is permitted under Section 4.07) or Liens arising under this Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under this Indenture, provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness; and

(20) Liens securing Indebtedness or other obligations of the Company or any of the Restricted Subsidiaries, the aggregate principal amount of which obligations or Indebtedness do not exceed at any one time outstanding the greater of (x) $100.0 million and (y) 2.5% of Consolidated Net Tangible Assets determined at the time of incurrence.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of the Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, other Indebtedness of the Company or any of the Restricted Subsidiaries (other than intercompany Indebtedness) (the “Refinanced Indebtedness”); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Refinanced Indebtedness (plus all accrued interest on the Refinanced Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date that is either no earlier than the final maturity date of the Refinanced Indebtedness, or more than 90 days after the maturity date of the Notes, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of the Refinanced Indebtedness or (b) more than 90 days after the final maturity date of the Notes;

(3) if the Refinanced Indebtedness is (a) subordinated in right of payment to the Notes or a Subsidiary Guarantee, then such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or such Subsidiary Guarantee, as the case may be, or (b) pari passu in right of payment to the Notes or a Subsidiary Guarantee, then such Permitted Refinancing Indebtedness is subordinated or pari passu in right of payment to the Notes or such Subsidiary Guarantee, as the case may be, in the case of each of (a) and (b), on terms at least as favorable to the Holders as those contained in the documentation governing the Refinanced Indebtedness; and

(4) if the Company or a Guarantor is the issuer of, or otherwise an obligor in respect of the Refinanced Indebtedness, such Permitted Refinancing Indebtedness is not Incurred by any Restricted Subsidiary that is not the Company or a Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledge Agreement” means each pledge agreement, share charge or similar instrument pursuant to which such Person grants to the Collateral Agent a Lien in Equity Interests in a Collateral Vessel-Owning Subsidiary directly owned by such grantor, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

“Purchase Agreement” has the meaning provided in the Appendix.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Qualified Services Contract” means, with respect to any Additional Vessel acquired by, or committed to be delivered to, the Company or any of its Restricted Subsidiaries, a bona fide contract or series of contracts, together with any amendments, supplements or modifications thereto, that the Board of Directors of the Company, acting in good faith, designates as a “Qualified Services Contract” pursuant to a resolution of the Board of Directors of the Company, which contract or contracts:

(1) are between the Company or one of its Restricted Subsidiaries, on the one hand, and a Person that is not an Affiliate of the Company and (a) such Person (or a parent of such Person) has a rating of either BBB- or higher from S&P or Baa3 or higher from Moody’s, or if such ratings are not available, then a similar investment grade rating from another nationally recognized statistical rating agency, (b) such contract is supported by letters of credit, performance bonds or guarantees from a Person or its parent that has an investment grade rating as described in the preceding subclause (a) of this clause (1), or (c) such contract provides for a lockbox or similar arrangements or direct payment to the Company or its Restricted Subsidiary, as the case may be, by a Person with (or a Person whose parent has) such an investment grade rating, for the full amount of the contracted payments due over the four-quarter reference period considered in calculating Consolidated Cash Flow;

(2) provide for services to be performed by the Company or one or more of its Restricted Subsidiaries involving the use of such Additional Vessel by the Company or one or more of its Restricted Subsidiaries, in either case for a minimum aggregate period of at least 1 year;

(3) provide for a fixed or minimum dayrate or fixed rate for such Additional Vessel covering all the period in clause (2) above; and

(4) for purposes of Section 4.09, provide that revenues from such Qualified Services Contract are to be received by the Company or any of the Restricted Subsidiaries within 1 year of (a) delivery of the related Additional Vessel and (b) the Incurrence of any Indebtedness pursuant to such clause.

“Ready for Sea Cost” means, with respect to a Vessel to be acquired by the Company or any Restricted Subsidiary, the aggregate amount of all expenditures Incurred to acquire or construct and bring such Vessel to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease.

“Regulation S” has the meaning provided in the Appendix.

“Related Assets” means, with respect to any Collateral Vessel, (i) proceeds of any insurance policies and contracts from time to time in force with respect to such Collateral Vessel, (ii) any requisition compensation payable in respect of any compulsory acquisition of such Collateral Vessel, (iii) any Earnings derived from the use or operation of such Collateral Vessel (other than Earnings payable to a Local Content Subsidiary) and/or any account to which such Earnings are deposited, (iv) any charters, operating leases, Vessel purchase options and related agreements with respect to such Collateral Vessel entered into, and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement and (v) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of such Collateral Vessel; provided that Related Assets will not include any Excluded Property.

“Relevant Business Day” means, when used in connection with the creation of a Lien on any asset, any Business Day that is not a day on which banking institutions in any jurisdiction the laws of which are relevant to the creation of such Lien are authorized or required by law to close.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee having direct responsibility for the administration of this Indenture.

“Restricted Global Note” has the meaning provided in the Appendix.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Notes Legend” means the legend set forth in Section 2.3(b)(i) of the Appendix.

“Restricted Subsidiary” means any Subsidiary of the Company that is not then an Unrestricted Subsidiary; provided, however, that (i) upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be a Restricted Subsidiary and (ii) notwithstanding anything to the contrary in this Indenture, each Collateral Grantor shall at all times be a Restricted Subsidiary.

“Revolving Credit Agent” means Citibank, N.A. (or other agent designated in the Revolving Credit Agreement), together with its successors and permitted assigns in such capacity.

“Revolving Credit Agreement” means that certain Credit Agreement dated as of the Issue Date, among the Company, the lenders from time to time party thereto and the Revolving Credit Agent, as amended, restated, modified, renewed, refunded, replaced or refinanced, from time to time, including to increase the amount permitted to be borrowed thereunder or to add or change agents or lenders.

“Revolving Credit Agreement Documents” means the Revolving Credit Agreement, the Collateral Agreements and any other Credit Documents (as defined in the Revolving Credit Agreement).

“Revolving Credit Agreement Obligations” means, collectively, (a) the Obligations (as defined in the Revolving Credit Agreement) of the Company and the Guarantors under the Revolving Credit Agreement Documents, in an aggregate principal amount for all such Obligations not to exceed $600,000,000 (excluding from such cap any increases in the amount of Obligations resulting from fluctuations in exchange rates, it being understood that the principal amount of Revolving Credit Agreement Obligations may exceed $600,000,000 as a result of the issuance of letters of credit in foreign currencies, and that such incremental amount shall constitute Revolving Credit Agreement Obligations), plus interest and all fees, costs, charges and expenses, including legal fees and expenses to the extent authorized under the Revolving Credit Agreement Documents, in each case whether accrued or incurred before or after the commencement of an Insolvency or Liquidation Proceeding, and whether or not allowed or allowable in an Insolvency or Liquidation Proceeding, and (b) the Other Obligations (as defined in the Credit Agreement).

“Revolving Credit Agreement Secured Parties” means, collectively, the other Lender Creditors (as defined in the Revolving Credit Agreement), the Revolving Credit Agent and, subject to the Intercreditor Agreement, the Other Creditors (as defined in the Revolving Credit Agreement).

“Rule 144A” has the meaning provided in the Appendix.

“S&P” means Standard & Poor’s Rating Services, or any successor to the rating agency business thereof.

“Sale and Lease-Back Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and leases it from such Person.

“Secured Parties” means (a) the Collateral Agent, (b) the Trustee and the Holders of the Notes, (c) the Term Loan Secured Parties, (d) the Revolving Credit Agreement Secured Parties and (e) the holders of Other Pari Passu Obligations.

“Security Agreement” means, collectively, each security agreement or similar instrument executed by a Collateral Grantor pursuant to which such Person grants to the Collateral Agent a Lien on the assets owned by such Person, in each case, as amended, amended and restated, or supplemented from time to time in accordance with its terms.

“Series” means each of (i) the Term Loan Obligations, (ii) the Notes Obligations, (iii) the Revolving Credit Agreement Obligations and (iv) the Other Pari Passu Obligations incurred pursuant to any Other Pari Passu Agreement, which pursuant to any joinder agreement, are to be represented hereunder by a common Authorized Representative (in its capacity as such for such Other Pari Passu Obligations).

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Secured Credit Facility Agreement” means the Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited, as Borrowers, the Company, as Guarantor, and the arrangers, lenders and agents named therein, including any related notes, guarantees, collateral documents, mortgages, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors and including with additional or different lenders) in whole or in part from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the U.S. Securities Act, as such Regulation is in effect on the Issue Date, provided, however, that notwithstanding anything to the contrary in this Indenture, each Collateral Vessel-Owning Subsidiary shall be a Significant Subsidiary at all times.

“Stated Maturity” means, with respect to any installment of interest or principal on any item or series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date or, if such item or series is Incurred after the Issue Date, the date such item or series is Incurred.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, limited liability company, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of general, special or limited partnership interests or otherwise, or (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means the guarantee by a Guarantor of the Company’s Obligations under this Indenture and the Notes, granted pursuant to the provisions of this Indenture.

“Term Loan Agent” means the administrative agent under the Term Loan Agreement, which shall initially be Citibank, N.A.

“Term Loan Agreement” means that certain Term Loan Agreement dated as of the Issue Date, among the Company, the guarantors party thereto, the lenders from time to time party thereto, and the Term Loan Agent, as amended, restated, modified, renewed, refunded, replaced or refinanced, from time to time, including to increase the amount permitted to be borrowed thereunder or to add or change agents or lenders.

“Term Loan Documents” means the Term Loan Agreement, the Collateral Agreements and any agreement, instrument or other document evidencing or governing any Term Loan Obligations.

“Term Loan Obligations” means the “Obligations” (as defined in the Term Loan Agreement) of the Company and the Guarantors under the Term Loan Agreement and any other related document or instrument executed and delivered pursuant to thereto.

“Term Loan Secured Parties” means, collectively, the lenders from time to time party to the Term Loan Agreement and the Term Loan Agent.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 1, 2016; provided, however, that if the period from the redemption date to June 1, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means Deutsche Bank Trust Company Americas, a New York banking corporation, in its capacity as trustee under this Indenture, until a successor replaces it in accordance with the applicable provisions of this Indenture, and thereafter “Trustee” means each Person who is then a Trustee thereunder.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in any applicable jurisdiction from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company (other than a Collateral Grantor) as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Restricted Subsidiary (other than solely any Subsidiary of the Subsidiary to be so designated); provided that the Subsidiary to be so designated and each Subsidiary of such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by Section 4.11, is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of the Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of the Restricted Subsidiaries; and

(5) is neither the owner of any interests in any Collateral Vessel nor (except for a Local Content Subsidiary) a party to a Drilling Contract.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Vessel” means any drilling rig, drillship or other drilling vessel, whose primary purpose is the exploration and production drilling for crude oil or hydrocarbons, in each case together with all related spares, equipment and any additions or improvements thereto.

“Vessel Mortgage” means each first preferred mortgage and any other instruments, such as statutory mortgages and deeds, over any Collateral Vessel, each duly registered in the Liberian ship registry (or other relevant registry) in favor of the Collateral Agent, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Vessel Value” means, with respect to each Vessel, the aggregate contract price for the acquisition or construction of such Vessel (or the acquisition of the Capital Stock of any Person owning such Vessel), as applicable, plus any Ready for Sea Cost with respect to such Vessel.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Section 1.02	Other Definitions.

Term	Defined in Section
“Act”	9.07
“Additional Amounts”	4.22
“Affiliate Transaction”	4.11
“Appendix”	2.01
“Asset Sale Offer”	4.10
“Asset Sale Offer Amount”	3.09
“Asset Sale Offer Period”	3.09
“Asset Sale Offer Settlement Date”	3.09
“Asset Sale Offer Termination Date”	3.09
“Change of Control Offer”	4.15
“Change of Control Payment”	4.15
“Change of Control Payment Date”	4.15
“Covenant Defeasance”	8.03
“Discharge”	8.08
“Event of Default”	6.01
“Excess Proceeds”	4.10
“Incur”	4.09
“Indemnified Taxes”	4.22
“Insurances”	4.25
“Insurers”	4.25
“Intercompany Transfers”	4.08
“Legal Defeasance”	8.02
“Luxembourg Guarantor”	10.07

Term	Defined in Section
“Owners Insurance Broker”	4.25
“Paying Agent”	2.03
“Payment Default”	6.01
“Permitted Debt”	4.09
“Register”	2.03
“Registrar”	2.03
“Restricted Payments”	4.07
“Reversion Date”	4.23
“Specified Tax Jurisdiction”	4.22
“Successor Guarantor”	5.01
“Successor Company”	5.01
“Suspended Covenants”	4.23
“Suspension Date”	4.23
“Suspension Period”	4.23
“Taxes”	4.22

Section 1.03	Rules of Construction.

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular;

(5) the meanings of the words “will” and “shall” are the same when used to express an obligation;

(6) references to sections of or rules under the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(7) “herein,” “hereof” and other words of similar import refer to this Indenture as a whole (as amended or supplemented from time to time) and not to any particular Article, Section or other subdivision of this Indenture

(8) “including” means “including, without limitation”; and

(9) references herein to Articles, Sections and Exhibits are to be construed as references to articles of sections of, and exhibits to, this Indenture, unless the context otherwise requires.

ARTICLE 2

THE NOTES

Section 2.01	Form and Dating.

Provisions relating to the Notes are set forth in the Rule 144A/Regulation S Appendix attached hereto (the “Appendix”), which is hereby incorporated in and expressly made part of this Indenture. The Notes and the Trustee’s certificate of authentication therefor shall be substantially in the form of Exhibit 1 to the Appendix, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have other notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The terms of the Notes set forth in the Appendix are part of the terms of this Indenture. The Notes shall be in minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Appendix and the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any such provision conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Section 2.02	Execution and Authentication.

At least one Officer of the Company shall sign the Notes on behalf of the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

On the Issue Date, the Trustee shall authenticate and deliver Notes in an aggregate principal amount of $750,000,000 and, at any time and from time to time thereafter, the Trustee shall authenticate and deliver Notes for original issue in an aggregate principal amount specified in an authentication order of the Company. Such order shall specify the aggregate principal amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and to whom the Notes shall be registered and delivered and, in the case of an issuance of Additional Notes pursuant to Section 2.14 after the Issue Date, shall certify that such issuance is in compliance with Section 4.09.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

Section 2.03	Registrar and Paying Agent.

The Company shall at all times maintain an office or agency in the United States where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency in New York, New York where Notes may be presented for payment (the “Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange (the “Register”). The Company may have one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent.

The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture, which shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee in writing of the name and address of any such agent. If the Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such. Other than for purposes of effecting a redemption or an offer to purchase described in Sections 3.07, 3.08, 3.09, 4.10 and 4.15 or in connection with Legal Defeasance, Covenant Defeasance or Discharge, the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints the Trustee as Registrar and Paying Agent in connection with the Notes at the Corporate Trust Office of the Trustee.

Section 2.04	Paying Agent to Hold Money in Trust.

Prior to 11:00 a.m. New York City time, on each date on which any principal, premium, if any, or interest on any Note is due and payable, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal, premium, if any, and interest when so becoming due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, or premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes and shall notify the Trustee of any default by the Company in making any such payment. If the Company or any of its Subsidiaries acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund for the benefit of the Holders. The Company at any time may require a Paying Agent (other than the Trustee) to pay all money held by it to the Trustee, and the Trustee may at any time during the continuance of any Event of Default under Section 6.01(a) or (b), upon written request to a Paying Agent, require such Paying Agent to forthwith pay to the Trustee all sums so held in trust by such Paying Agent and, in each case, to account for any funds disbursed by such Paying Agent. Upon complying with this Section, the Paying Agent (if other than the Company or any of its Subsidiaries) shall have no further liability for the money delivered to the Trustee. Upon any bankruptcy, reorganization or similar proceeding with respect to the Company, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05	Noteholder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Noteholders. If the Trustee is not the

Registrar, the Company shall furnish to the Trustee in writing, at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Noteholders.

Section 2.06	Transfer and Exchange.

The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with the Appendix. When a Note is presented to the Registrar or a co-registrar with a request to register a transfer, the Registrar shall register the transfer as requested if the requirements of this Indenture. When Notes are presented to the Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. The Company may require payment of a sum sufficient to cover any taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section (other than any such transfer taxes, assessments or similar governmental charge payable upon exchange or transfer pursuant to Section 3.06, 4.10, 4.15 or 9.05).

Section 2.07	Replacement Notes.

If a mutilated Note is surrendered to the Registrar or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall, upon its receipt of an authentication order from the Company, authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Registrar or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Registrar, the Trustee and the Company to protect the Company, the Trustee, the Paying Agent and the Registrar from any loss which any of them may suffer if a Note is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Note.

Every replacement Note is an additional obligation of the Company.

Section 2.08	Outstanding Notes.

The Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

If the Paying Agent (other than the Company or a Subsidiary thereof) holds in trust, in accordance with this Indenture, by 11:00 a.m. New York City time, on a redemption date or other maturity date money sufficient to pay all principal, interest, premium, if any, and Additional Amounts, if any, payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, then on and after that date such Notes (or portions thereof) shall cease to be outstanding and interest on them shall cease to accrue.

Section 2.09	Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that the Trustee actually knows are so owned will be so disregarded.

Section 2.10	Temporary Notes.

Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall, upon its receipt of an authentication order from the Company, authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes and deliver them in exchange for temporary Notes. Holders of temporary Notes shall be entitled to all of the benefits under this Indenture.

Section 2.11	Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange, replacement or payment. The Trustee and no one else shall cancel and destroy (subject to the record retention requirements of the Exchange Act) all Notes surrendered for registration of transfer, exchange, replacement, payment or cancellation. Upon written request, the Trustee will deliver a certificate of such cancellation to the Company unless the Company directs the Trustee to deliver canceled Notes to the Company instead. The Company may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation.

Section 2.12	Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, the Company shall pay defaulted interest at the rate specified in the second paragraph of Section 4.01 (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Company may pay the defaulted interest to the Persons who are Noteholders on a subsequent special record date. The Company shall fix or cause to be fixed any such special record date and payment date (which special record date shall not be less than 10 days prior to the related payment date) to the reasonable satisfaction of the Trustee and shall promptly mail to each Noteholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

Section 2.13	CUSIP and ISIN Numbers.

The Company in issuing the Notes may use “CUSIP” numbers and corresponding “ISINs” (if then generally in use) and, if so, the Trustee shall use “CUSIP” numbers and corresponding “ISINs” in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee of any changes in “CUSIP” or “ISIN” numbers.

Section 2.14	Issuance of Additional Notes.

The Company shall be entitled, subject to its compliance with Section 4.09, to issue Additional Notes under this Indenture in an aggregate amount not exceeding the Additional Notes Amount, which Additional Notes shall have identical terms and conditions as the Initial Notes issued on the Issue Date, other than with respect to the date of issuance, issue price and the date from which interest will accrue. The Initial Notes issued on the Issue Date, and any Additional Notes, will be equally and ratably secured by the Liens granted to the Collateral Agent on the Collateral and shall be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

With respect to any Additional Notes, the Company shall set forth in an Officers’ Certificate, which shall be delivered to the Trustee, the following information:

(1) the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture and the provision of Section 4.09 that the Company is relying on to issue such Additional Notes; and

(2) the issue price, the issue date (and the corresponding date from which interest shall accrue thereon and the first interest payment date therefor) and the CUSIP number and any corresponding ISIN of such Additional Notes.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01	Notices to Trustee.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 or is required to redeem Notes pursuant to Section 3.08, it shall furnish to the Trustee, at least five Business Days (unless a shorter period shall be agreeable to the Trustee) before the date of giving notice of the redemption pursuant to Section 3.03, an Officers’ Certificate setting forth (i) either the clause of Section 3.07 pursuant to which the redemption shall occur or that such redemption shall occur pursuant to Section 3.08, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed, (iv) the redemption price or the method by which it will be determined, and (v) whether the Company requests that the Trustee give notice of such redemption.

Section 3.02	Selection of Notes to Be Redeemed.

If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes to be redeemed on a pro rata basis, by lot to the extent practicable or, in the case of Global Notes, by such other method in accordance with the applicable procedures of the Depositary, unless otherwise required by law or applicable stock exchange or Depositary requirements, from the outstanding Notes not previously called for redemption. In the event of partial redemption other than on a pro rata basis, the particular Notes to be redeemed shall be selected, not less than five Business Days (unless a shorter period shall be agreeable to the Trustee) prior to the giving of notice of the redemption pursuant to Section 3.03, by the Trustee from the outstanding Notes not previously called for redemption.

The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. No Notes of $50,000 or less can be redeemed in part. Notes and portions of Notes selected shall be in amounts of $50,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder shall be redeemed. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.03	Notice of Redemption.

Except as otherwise provided in Section 3.08 in relation to a mandatory redemption, at least 30 days but not more than 60 days before a redemption date (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a Legal Defeasance, Covenant Defeasance or Discharge), the Company shall mail or cause to be mailed, by first class mail, or otherwise given in accordance with the procedures of the Depository, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address (with a copy to the Trustee). Except with respect to redemption pursuant to Section 3.08, notices of redemption may be subject to one or more conditions specified in the notice of redemption.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price or, if the redemption price is not then determinable, the manner in which it is to be determined;

(c) if any Note is to be redeemed in part only, the portion of the principal amount of such Note that is to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion of the original Note will be issued in the name of the applicable Holder upon cancellation of the original Note;

(d) the name and address of the Paying Agent;

(e) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f) that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption shall cease to accrue on and after the redemption date and the only remaining right of the Holders of such Notes is to receive payment of the redemption price upon surrender to the Paying Agent of the Notes redeemed;

(g) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(h) the CUSIP (or ISIN) number, if any, and that no representation is made as to the correctness or accuracy of the CUSIP (or ISIN) number, if any, listed in such notice or printed on the Notes; and

(i) a description of any conditions to the Company’s obligations to complete the redemption.

If any of the Notes to be redeemed is in the form of a Global Note, then the Company shall modify such notice to the extent necessary to accord with the procedures of the Depository applicable to redemption.

At the Company’s request, the Trustee shall give the notice of optional redemption in the Company’s name and at its expense; provided, however, that the Company shall have delivered to the Trustee, as provided in Section 3.01, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the second preceding paragraph.

Section 3.04	Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03, Notes (or portions thereof) called for redemption become irrevocably due and payable on the applicable redemption date at the applicable redemption price, subject to the satisfaction of any conditions to the redemption specified in the notice of redemption. If mailed in the manner provided for in Section 3.03, the notice of redemption shall be conclusively presumed to have been given whether or not a Holder receives such notice. Failure to give timely notice or any defect in the notice shall not affect the validity of the redemption.

Section 3.05	Deposit of Redemption Price.

Prior to 11:00 a.m., New York City time, on any redemption date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary thereof is acting as Paying Agent, segregate and hold in trust as provided in Section 2.04) money sufficient in same day funds to pay the redemption price of and accrued interest on all Notes to be redeemed on that date. The Paying Agent shall promptly return to the Company any money deposited with the Paying Agent by the Company in excess of the amounts necessary to pay the redemption price of and accrued interest on all Notes to be redeemed.

If the Company complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption whether or not such Notes are presented for payment, and the only remaining right of the Holders of such Notes shall be to receive payment of the redemption price upon surrender to the Paying Agent of the Notes redeemed. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, and to the extent lawful, on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06	Notes Redeemed in Part.

Upon surrender of a Note that is redeemed in part, the Company shall issue in the name of the applicable Holder and the Trustee shall, upon its receipt of an authentication order from the Company, authenticate for such Holder at the expense of the Company a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

Section 3.07	Optional Redemption.

(a) At any time prior to June 1, 2016, the Company may, at its option, redeem up to 35% of the aggregate principal amount of Notes (including any Additional Notes) issued under this Indenture, at one time or from time to time, at a redemption price equal to 105.375% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the applicable redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in an amount not greater than the net cash proceeds received by the Company from one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes (including any Additional Notes) issued under this Indenture (excluding any Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 120 days after the date of the closing of such Equity Offering.

(b) At any time prior to June 1, 2016, the Company may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, to, the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(c) At any time prior to June 1, 2016, not more than once in any 12-month period, the Company may redeem up to $75.0 million in principal amount of the Notes at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(d) On or after June 1, 2016, the Company may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed, to the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

YEAR	PERCENTAGE
2016	104.031%
2017	102.688%
2018	101.344%
2019 and thereafter	100.000%

(e) The Company may redeem the Notes, at its option, at any time in whole but not in part, at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest (if any) to the applicable redemption date, plus all Additional Amounts, if any, then due and which will become due as a result of the redemption or otherwise (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event that the Company determines in good faith that the Company or any Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes or the Subsidiary Guarantees, Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to the Company or the relevant Guarantor, as applicable (including making payment through a Paying Agent located in another jurisdiction), as a result of:

(1) a change in or an amendment to the laws or treaties (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the Issue Date; or

(2) any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Issue Date;

provided, however, that in the case of Additional Amounts required to be paid as a result of the Company or relevant Guarantor conducting business other than in the place of its incorporation or organization, such amendment or change must be announced or become effective on or after the date in which it begins to conduct business giving rise to the relevant withholding or deduction.

Notwithstanding the foregoing, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or the relevant Guarantor, as applicable, would be obligated to pay Additional Amounts if a payment in respect of the Notes or the Subsidiary Guarantees were then due, and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Before the

Company mails or delivers notice of redemption of the Notes as described above, the Company will deliver to the Trustee and Paying Agent (a) an Officers’ Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred and (b) an opinion of independent legal counsel of recognized standing that the Company or any Guarantor has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (1) or (2) of the preceding paragraph.

The Trustee and Paying Agent will be entitled to conclusively rely upon the Officers’ Certificate and opinion of counsel as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the holders.

For the avoidance of doubt, the implementation of European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to, such directive will not be a change or amendment for such purposes.

(f) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Section 3.01 through Section 3.05.

Section 3.08	Mandatory Redemption.

(a) The Company shall deposit or cause to be deposited all Event of Loss Proceeds in a deposit account controlled by the Collateral Agent within three Business Days of the receipt thereof, with such Event of Loss Proceeds being held as Collateral therein and subject to a Lien under the Collateral Agreements pending application thereof as set forth in clause (b) below. The Company may withdraw such Event of Loss Proceeds from such deposit account to redeem or repay Pari Passu Obligations in compliance with clause (b) below.

(b) Upon the occurrence or happening of any Event of Loss and the receipt of Event of Loss Proceeds in respect thereof, the Company shall be required (subject to the payment priority in favor of the holders of Revolving Credit Agreement Obligations set forth in the Intercreditor Agreement and the Revolving Credit Agreement) to redeem Notes and other Pari Passu Obligations containing provisions similar to those set forth in the Indenture with respect to a redemption or repayment upon an Event of Loss equal in aggregate principal amount to the Event of Loss Proceeds received in respect of such Event of Loss (rounded to the nearest $1,000), upon notice as provided in this Section 3.08, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed to the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The Company shall deliver the notice of such mandatory redemption to the Holders within 30 days after the receipt of any Event of Loss Proceeds, and such notice shall state, in addition to the matters specified in clauses (a) through (h) of Section 3.03, that the Notes are being redeemed with Event of Loss Proceeds. If the aggregate principal amount of Notes and other Pari Passu Obligations exceeds the amount of the Event of Loss Proceeds, the Collateral Agent shall select Notes and such other Pari Passu Obligations to be redeemed or repaid on a pro rata basis; provided that any such repayment or redemption of other Pari Passu Obligations may be made at such time as is specified in the relevant Pari Passu Document and need not be concurrent with the redemption of the Notes.

(c) Any redemption pursuant to this Section 3.08 shall be made pursuant to the provisions of Sections 3.01 through 3.06, except to the extent otherwise specified herein.

Section 3.09	Offer to Purchase by Application of Excess Proceeds.

(a) In the event that, pursuant to Section 4.10, the Company shall be required to commence an Asset Sale Offer, it shall follow the additional procedures specified below.

(b) Each Asset Sale Offer shall remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Asset Sale Offer Period”). No later than five Business Days after the termination of the Asset Sale Offer Period (the “Asset Sale Offer Settlement Date”), the Company shall apply all Excess Proceeds (the “Asset Sale Offer Amount”) to the purchase of the Notes and other Indebtedness of the Company or the applicable Restricted Subsidiary as specified in Section 4.10 or, if less than the Asset Sale Offer Amount has been validly tendered (and not validly withdrawn), all Notes and other Indebtedness of the Company or such Restricted Subsidiary, as applicable, validly tendered (and not validly withdrawn) in response to the Asset Sale Offer.

(c) Upon the commencement of an Asset Sale Offer, the Company shall send, by first class mail, a notice to each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

(i) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.10 and the length of time the Asset Sale Offer shall remain open, including the time and date the Asset Sale Offer will terminate (the “Asset Sale Offer Termination Date”);

(ii) the Offer Amount, the purchase price and the Asset Sale Offer Settlement Date;

(iii) that any Note not tendered or accepted for payment shall continue to accrue interest;

(iv) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest on and after the Asset Sale Offer Settlement Date;

(v) that Holders electing to have a Note purchased pursuant to any Asset Sale Offer shall be required to surrender the Note, properly endorsed for transfer, together with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed and such customary documents as the Company may reasonably request, to the Company or a Paying Agent at the address specified in the notice, before the Asset Sale Offer Termination Date;

(vi) that Holders shall be entitled to withdraw their election if the Company or the Paying Agent, as the case may be, receives, prior to the Asset Sale Offer Termination Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;

(vii) that, if the aggregate principal amount of Notes surrendered by Holders or other Indebtedness of the Company or the applicable Restricted Subsidiary surrendered by holders thereof, collectively, exceeds the Asset Sale Offer Amount, the Trustee shall select the Notes to be purchased from the amount allocated therefor on a pro rata basis, by lot to the extent practicable or, in the case of Global Notes, by such other method in accordance with the applicable procedures of the Depositary (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $50,000 and integral multiples of $1,000 in excess thereof will be outstanding after such purchase) and, if applicable, the Company will select such other Indebtedness for purchase or redemption based on amounts tendered or required to be prepaid; and

(viii) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $50,000 in principal amount or an integral multiple of $1,000 in excess thereof.

Promptly after the Asset Sale Offer Termination Date, the Company shall, to the extent lawful, accept for payment Notes or portions thereof tendered pursuant to the Asset Sale Offer in the aggregate principal amount required by Section 4.10. Prior to 11:00 a.m., New York City time, on the Asset Sale Offer Settlement Date, the Company, the Depositary or the Paying Agent, as the case may be, shall mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company shall promptly issue a new Note, and the Trustee shall, upon its receipt of an authentication order from the Company, authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Asset Sale Offer on or before the Asset Sale Offer Settlement Date.

Section 3.10	No Mandatory Sinking Fund.

Except as set forth under Sections 3.08, 4.10 and 4.15, the Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes or to repurchase the Notes at the option of the Holders.

ARTICLE 4

COVENANTS

Section 4.01	Payment of Notes.

The Company shall pay or cause to be paid the principal of, interest, premium, if any, on, the Notes on the dates and in the manner provided in the Notes. Principal, interest and premium, if any, shall be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 11:00 a.m., New York City time, on the due date money deposited by the Company or a Guarantor in immediately available funds and designated for and sufficient to pay all principal, interest and premium, if any, then due. Subject to Section 4.22, all payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any Taxes, unless the withholding or deduction of such Taxes is then required by law.

The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate equal to the then-applicable interest rate on the Notes; and it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate as on overdue principal to the extent lawful.

Section 4.02	Maintenance of Office or Agency.

The Company shall maintain an office or agency (which may be an office of the Trustee, an affiliate of the Trustee, the Registrar or the Paying Agent) in New York, New York where Notes may be presented or surrendered for payment and shall maintain an office or agency in the United States (which may be an office of the Trustee, an affiliate of the Trustee, the Registrar or the Paying Agent) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in New York, New York for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03.

Section 4.03	Reports.

(a) Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall furnish to the Trustee and the Holders, so long as any Notes are outstanding:

(1) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, reports on Form 6-K (or any successor form) containing, whether or not required, the Company’s unaudited quarterly consolidated financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2) within the time period required under the rules of the SEC for the filing of Form 20-F (or any successor form) for each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein (including the Company’s audited consolidated financial statements, a report thereon by the Company’s certified independent accountants and an MD&A) for such fiscal year; and

(3) at or prior to such times as would be required to be filed or furnished to the SEC if the Company was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act (whether or not the Company is then subject to such requirements), all such other reports and information that the Company would have been required to file or furnish pursuant thereto.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports.

(b) In addition, the Company shall electronically file or furnish, as the case may be, a copy of all such information and reports referred to in clauses (1) through (3) in paragraph (a) above with the SEC for public availability within the time periods specified therein at any time the Company is then subject to Section 13(a) or 15(d) of the Exchange Act and make such information available to the Holders, and if the Notes are represented by one or more Global Notes, the beneficial owners, of the Notes and prospective investors upon request.

(c) The Company shall be deemed to have furnished such reports referred to in paragraph (a) above to the Trustee and the Holders if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in paragraph (a) above on its website within the time periods that would apply to non-accelerated filers if the Company were required to file those reports with the SEC.

(d) The Company agrees that, for so long as any Notes remain outstanding, it will hold and participate in quarterly conference calls with the Holders and securities analysts relating to the financial condition and results of operations of the Company and the Restricted Subsidiaries.

(e) In addition, for so long as any Notes remain outstanding and are subject to restrictions on transfer by non-Affiliates under U.S. federal securities laws, the Company will furnish to the Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with the covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on an Officers’ Certificate).

Section 4.04	Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, an Officers’ Certificate stating (i) that a review of the activities of the Company and the Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture and the other Note Documents, and further stating, as to each such Officer signing such certificate, that, to the best of his or her knowledge, the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and the other Note Documents applicable to the Company and is not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and (ii) either (x) that all action has been taken with respect to the recording, filing, re-recording and refiling of this Indenture and all amendments, supplemental indentures, financing statements, continuation statements and other documents, as are necessary to maintain the perfected Liens created under the Collateral Agreements under applicable law and reciting the details of such action or referring to prior Officers’ Certificates in which such details are given or (y) that no such action is necessary to maintain such Liens.

(b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, within 10 Business Days of any of its Officers becoming aware of any Default or Event of Default, a written statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.05	Taxes.

The Company shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06	Stay, Extension and Usury Laws.

Each of the Company and the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Company and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07	Limitation on Restricted Payments.

(a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Equity Interests of the Company or any Restricted Subsidiary (including, without limitation, any payment in connection with any merger, consolidation or amalgamation involving the Company or any of the Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or any other Restricted Subsidiary);

(2) purchase, repurchase, redeem, retire or otherwise acquire for value (including, without limitation, in connection with any merger, consolidation or amalgamation involving the Company) any Equity Interests of the Company held by any Person (other than any such Equity Interests held by the Company or any Restricted Subsidiary) or any Equity Interests of any Restricted Subsidiary held by an affiliate of the Company (other than Equity Interests held by the Company or any Restricted Subsidiary) (in each case other than in exchange for Equity Interests of the Company that do not constitute Disqualified Stock);

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among the Company and any of the Restricted Subsidiaries), except the purchase, redemption, defeasance, repurchase or other acquisition of such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year after the date of purchase, repurchase, redemption, defeasance or acquisition, and the payment of principal of such Indebtedness at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(I) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(II) the Company could Incur, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in Section 4.09(a); and

(III) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and the Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2) through (10) of Section 4.07(b)), is less than the sum, without duplication, of:

(A) 50% of the Company’s Consolidated Net Income on a consolidated basis for the period (taken as one accounting period) beginning on October 1, 2012 and ending on the last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) 100% of the aggregate net cash proceeds or the Fair Market Value of assets other than cash, in each case received by the Company or any Restricted Subsidiary from any Person other than the Company or any of its Subsidiaries since the Issue Date as a contribution to its common equity capital or from the issue or sale of the Company’s Equity Interests (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company, in each case that have been converted into or exchanged for Equity Interests (other than Disqualified Stock) of the Company (other than Equity Interests, Disqualified Stock or debt securities sold to a Subsidiary of the Company); plus

(C) to the extent that any Restricted Investment that was made after the Issue Date is sold or disposed of for cash or Cash Equivalents or otherwise cancelled, liquidated or repaid for cash or Cash Equivalents, the lesser of (i) the return of capital received in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(D) to the extent that any Unrestricted Subsidiary designated as such after the Issue Date is redesignated as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Restricted Investment made by the Company or any of the Restricted Subsidiaries in such Subsidiary as of the date of such redesignation and (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date.

(b) The provisions of Section 4.07(a) will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (III)(B) of Section 4.07(a) above;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Subsidiary Guarantee with the net cash proceeds from a substantially concurrent Incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary that is not a wholly owned Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis or basis more favorable to the Company or its Restricted Subsidiaries;

(5) so long as no Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, employee stock ownership plan or similar trust, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with any portion of such $5.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount);

(6) the purchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise or conversion of stock options, warrants, rights to acquire Equity Interests or other convertible securities, to the extent such Equity Interests represent a portion of the exercise or conversion price thereof or the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(7) any purchase, redemption, defeasance or other acquisition or retirement of any Indebtedness subordinated to the Notes or the Subsidiary Guarantees from proceeds of an Asset Sale or in the event of a Change of Control, in each case only if prior to or simultaneously with such purchase, redemption, defeasance or other acquisition or retirement, the Company or a Restricted Subsidiary has made the Asset Sale Offer or Change of Control Offer, as applicable, as provided in this Indenture and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Asset Sale Offer or Change of Control Offer in accordance with the requirements of this Indenture;

(8) so long as no Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Preferred Stock of any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with Section 4.09;

(9) cash payments in lieu of the issuance of fractional shares, or payments to dissenting stockholders (a) pursuant to applicable law or (b) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture; and

(10) so long as no Event of Default has occurred and is continuing, any other Restricted Payment so long as the amount of such Restricted Payment, together with the aggregate amount of all other Restricted Payments made under this clause (10) since the Issue Date, does not exceed the greater of (x) $125.0 million and (y) 2.5% of Consolidated Net Tangible Assets as of the date such Restricted Payment is made.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or any Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in Section 4.07(a) or the preceding clauses (1) through (10) of this Section 4.07(b) or as a Permitted Investment, the Company will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this Section 4.07.

Section 4.08	Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or permit to become effective any consensual encumbrance or restriction on the ability of any of the Restricted Subsidiaries to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of the Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of the Restricted Subsidiaries; provided that the priority that any series of preferred stock of a Restricted Subsidiary has in receiving dividends or liquidating distributions before dividends or liquidating distributions are paid in respect of common stock of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this Section 4.08;

(2) make loans or advances to the Company or any of the Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of the Restricted Subsidiaries

(all such actions set forth in these clauses (1) through (3) above being collectively referred to as “Intercompany Transfers”).

(b) The restrictions in Section 4.08(a) will not apply to encumbrances or restrictions on the ability of any of the Restricted Subsidiaries to make Intercompany Transfers existing under or by reason of:

(1) agreements governing Indebtedness as in effect on the Issue Date, including under the Revolving Credit Agreement, the Term Loan Agreement, the Senior Secured Credit Facility Agreement and the Existing PDV Notes Indenture, in each case as in effect on the Issue Date;

(2) restrictions contained in, or in respect of, Hedging Obligations permitted to be Incurred by this Indenture;

(3) this Indenture, the Intercreditor Agreement, the Collateral Agreements, the Notes and the Subsidiary Guarantees;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was Incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be Incurred;

(6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business, mortgage financings and Capital Lease Obligations that impose restrictions on the property purchased or mortgaged or leased of the nature described in clause (3) of Section 4.08(a);

(8) any agreement for the sale or other disposition of the Capital Stock or all or substantially all of the assets of any Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9) Liens permitted to be Incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(12) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1), (3), (5) or (7) of this Section 4.08(b); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(13) encumbrances or restrictions of the nature described in clause (3) of Section 4.08(a) with respect to property under a charter, lease or other agreement that has been entered into in the ordinary course for the employment, charter or other hire of such property; and

(14) instruments governing Indebtedness that is permitted to be Incurred subsequent to the Issue Date pursuant to Section 4.09; provided that, at the time such Indebtedness is Incurred, either (a) such encumbrance or restriction is customary for financings of the same type, and such restrictions would not reasonably be expected to materially impair the Company’s ability to make scheduled payments of interest and principal on the Notes when due or any Guarantor’s ability to make payment under its Subsidiary Guarantee, as determined in good faith by the Board of Directors of the

Company or a Financial Officer of the Company or (b) restrictions therein are not materially more restrictive, taken as a whole, than those contained in (i) this Indenture, the Notes and the Subsidiary Guarantees or (ii) the Revolving Credit Agreement, the Term Loan Agreement, the Senior Secured Credit Facility Agreement or the Existing PDV Notes Indenture as in effect on the Issue Date, as determined in good faith by the Board of Directors or a Financial Officer of the Company.

Section 4.09	Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock.

(a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “Incur,” “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the foregoing) any Indebtedness (including Acquired Debt) or issue any Disqualified Stock, and the Company will not permit any of the Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Restricted Subsidiary may issue Preferred Stock, if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness, Disqualified Stock or Preferred Stock had been Incurred or issued, as the case may be, at the beginning of such four-quarter period.

(b) The provisions of Section 4.09(a) will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness under one or more Credit Facilities in a maximum aggregate principal amount incurred under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or such Restricted Subsidiary thereunder) not to exceed $150.0 million at any one time outstanding;

(2) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness under one or more Credit Facilities in a maximum aggregate principal amount incurred under this clause (2) at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or such Restricted Subsidiary thereunder), not to exceed an amount equal to the sum of (i) for each Vessel for which the Company or a Restricted Subsidiary has entered into a contract for the construction or acquisition of such Vessel but which has not yet been delivered or acquired, the greater of (x) $500.0 million and (y) 75% of the Vessel Value for such Vessel at the time any such Indebtedness is Incurred plus (ii) for each other Vessel owned by the Company or a Restricted Subsidiary, the greater of (x) $425.0 million and (y) 70% of the Appraised Value for such Vessel at the time any such Indebtedness is Incurred;

(3) the Incurrence by (i) the Company and any Guarantor of Indebtedness represented by the Notes (including Additional Notes) and the related Subsidiary Guarantees and (ii) the Company or any Restricted Subsidiary of Existing Indebtedness;

(4) the Incurrence by the Company or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under the first paragraph of this covenant or clause (3) of this paragraph or this clause (4);

(5) the Incurrence by Company or any Restricted Subsidiary of intercompany Indebtedness between or among Company and any of the Restricted Subsidiaries; provided, however, that:

(A) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the applicable Subsidiary Guarantees, in the case of a Guarantor; and

(B) upon any (i) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary, or (ii) sale or other transfer of any such Indebtedness to a Person that is not the Company or a Restricted Subsidiary, the exception provided by this clause (5) shall no longer be applicable to such Indebtedness and such Indebtedness will be deemed to have been Incurred at the time of any such issuance, sale or transfer;

(6) the Incurrence by the Company or any Restricted Subsidiary of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(7) the guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes or a Subsidiary Guarantee, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(8) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, and performance, customs, importation and surety bonds or other Indebtedness of a like nature, in each case in the ordinary course of business;

(9) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(10) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from agreements providing for indemnification, earn-outs, adjustment of purchase price or similar obligations, or guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any Restricted Subsidiary pursuant to such agreements, in each case, Incurred in connection with the acquisition or disposition of any business, assets or the Capital Stock of a Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or the Capital Stock of a Subsidiary for the purpose of financing such acquisition; provided, however, that, in the case of a disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value)) actually received by the Company and the Restricted Subsidiaries in connection with such disposition; and

(11) the Incurrence by the Company or any Restricted Subsidiary of Indebtedness not otherwise permitted pursuant to clauses (1) through (10) above that, together with any other Indebtedness Incurred pursuant to this clause (11) then outstanding, has an aggregate principal amount or accreted value, as applicable, not to exceed the greater of (x) $100.0 million and (y) 2.5% of Consolidated Net Tangible Assets at such time.

For purposes of determining compliance with this Section 4.09, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (11) above, or is entitled to be Incurred pursuant to Section 4.09(a), the Company or the applicable Restricted Subsidiary will be permitted to classify such item of Indebtedness (or any portion thereof) on the date of its Incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.09. The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional shares of the same class of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Consolidated Interest Expense of the Company as accrued. Further, the reclassification of any lease or other liability of the Company or any Restricted Subsidiary as Indebtedness due to a change of accounting principles after the Issue Date will not be deemed an incurrence of Indebtedness for purposes of this Section 4.09.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)	the Fair Market Value of such assets at the date of determination;

(B)	the amount of the Indebtedness of the other Person; and

(4) in the case of Hedging Obligations, the termination value of the agreement or arrangement giving rise to such Hedging Obligations that would be payable by the specified Person at such date.

For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent of the principal amount of Indebtedness denominated in another currency will be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of Indebtedness Incurred under a revolving credit facility; provided that (1) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than dollars, and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (2) the Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date will be calculated based on the relevant currency exchange rate in effect on the Issue Date.

Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company or the applicable Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Section 4.10	Limitation on Asset Sales.

(a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, consummate any Asset Sale unless:

(1) the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of consummation of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in such Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, to the extent that any disposition in such Asset Sale was of Collateral, the non-cash consideration received is pledged as Collateral under the Collateral Agreements within 20 Relevant Business Days, in accordance with the requirements set forth in this Indenture;

provided, that the foregoing requirements shall not apply with respect to any Involuntary Transfer.

(b) For purposes of Section 4.10(a), each of the following will be deemed to be cash:

(1) any Indebtedness or other liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed, repaid or retired by the transferee of any such assets so long as the Company or such Restricted Subsidiary is released from further liability;

(2) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days after receipt thereof, converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(3) any stock or assets of the kind referred to in clauses (2) or (4) of Section 4.10(c).

(c) Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, an Involuntary Transfer), the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Proceeds at its option to any combination of the following:

(1) to purchase, repay or prepay Pari Passu Obligations or other secured Indebtedness of the Company or any Guarantor or, in the case of an Asset Sale other than of Collateral, any Indebtedness (other than Indebtedness that is subordinated in right of payment to the Notes or the Subsidiary Guarantees, whether or not secured (including, without limitation, redemptions or other purchases of Notes)) of the Company or any Restricted Subsidiary (and, to the extent required pursuant to the terms of the Revolving Credit Agreement (as in effect on the Issue Date) in the case of revolving obligations, to correspondingly reduce commitments with respect thereto);

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, any Person primarily engaged in a Permitted Business, if, in the case of any such acquisition of Capital Stock, such Person is or becomes a Restricted Subsidiary after giving effect to such acquisition;

(3) to make a capital expenditure for the Company or any of its Restricted Subsidiaries; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation,

Vessels, related assets and any related Ready for Sea Costs) for the Company or any of the Restricted Subsidiaries or make any deposit, installment or progress payment in respect of such assets or payment of any related Ready for Sea Costs, provided that (x) a binding commitment made within the 365-day period described above by the Company or the applicable Restricted Subsidiary to apply Net Proceeds from an Asset Sale in accordance with clauses (2), (3) and/or (4) above shall satisfy the requirements of such clauses with respect to such Net Proceeds, so long as (i) with respect to any binding commitment to purchase, acquire or construct an Additional Vessel with such Net Proceeds, such Net Proceeds are actually so applied within the later of 365 days from the receipt thereof from such Asset Sale and 365 days from the date any such binding commitment is made, and (ii) with respect to any other binding commitment to apply Net Proceeds pursuant to such clauses, such Net Proceeds are actually so applied within the later of 365 days from the receipt thereof from such Asset Sale and 180 days from the date any such binding commitment is made, and (y) if all or any portion of the assets sold or transferred in such Asset Sale constituted Collateral, in the case of any application of Net Proceeds pursuant to clauses (2) or (4) above, the Company shall, or shall cause the applicable Restricted Subsidiary to, pledge any assets (including, without limitation, any acquired Capital Stock) acquired with such Net Proceeds to secure the Pari Passu Obligations on a first-priority secured basis (subject to the payment priority in favor of the holders of Revolving Credit Agreement Obligations set forth in the Intercreditor Agreement and subject to Permitted Collateral Liens) pursuant to the Collateral Agreements in accordance with this Indenture.

(d) Pending the final application of any Net Proceeds, the Company or the applicable Restricted Subsidiary may apply the Net Proceeds to temporarily reduce outstanding revolving credit Indebtedness of the Company or any of the Restricted Subsidiaries, respectively, or invest the Net Proceeds in cash and Cash Equivalents.

(e) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.10(c) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, Company will, within 10 Business Days thereof, make an offer (an “Asset Sale Offer”) to all Holders in accordance with Section 3.09 and the Company will, or will cause the applicable Restricted Subsidiary to, make an Asset Sale Offer to all holders of unsubordinated Indebtedness of the Company or such Restricted Subsidiary containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem such Indebtedness with the proceeds of sales of assets to purchase or redeem the maximum principal amount of Notes and such unsubordinated Indebtedness that may be purchased or redeemed out of the Excess Proceeds; provided, that to the extent such Excess Proceeds were received in respect of the sale or transfer of assets that constituted Collateral, an Asset Sale Offer will be made solely to holders of Pari Passu Obligations. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company and the Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes or other Indebtedness tendered in such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes for purchase on a pro rata basis, by lot to the extent practicable or by such other method in accordance with the applicable procedures of the Depositary (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $50,000 and integral multiples of $1,000 in excess thereof will be outstanding after such purchase) and, if applicable, the Company will select such other Indebtedness for purchase or redemption based on amounts tendered or required to be prepaid. For the purposes of calculating the principal amount of any such Indebtedness not denominated in U.S. dollars, such Indebtedness shall be calculated by converting any such principal amounts into their Dollar Equivalent determined as of the Business Day immediately prior to the date on which the Asset Sale Offer is announced. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(f) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those requirements, laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.10 by virtue of such compliance.

Section 4.11	Limitation on Transactions with Affiliates.

(a) The Company will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company and any Restricted Subsidiary (each, an “Affiliate Transaction”) involving, with respect to any such transaction or series of related transactions, payments or consideration in excess of $1.0 million, unless:

(1) the Affiliate Transaction is on terms that are either (a) no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company and any Restricted Subsidiary or (b) if in the good faith judgment of the Company’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or the relevant Restricted Subsidiary from a financial point of view; and

(2) the Company delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 4.11 and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, an opinion issued to the Board of Directors of the Company by an accounting, appraisal or investment banking firm of international standing or generally recognized in the shipping or offshore drilling industries as qualified to perform the tasks for which such firm has been engaged as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view or that the terms of such Affiliate Transaction are no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company and any Restricted Subsidiary.

For the avoidance of doubt, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration of $25.0 million or less, the determination that such Affiliate Transaction or series of Affiliate Transactions complies with this covenant may be made by a Financial Officer of the Company.

(b) The following items will not be deemed to be Affiliate Transactions, as applicable, and, therefore, will not be subject to the provisions of Section 4.11(a):

(1) any employment agreement, employee benefit plan, compensation plan or arrangement, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) payment of reasonable directors’ fees to directors of the Company or any Restricted Subsidiary;

(3) transactions solely between or among the Company and/or any of its Restricted Subsidiaries;

(4) the issuance or sale of Equity Interests (other than Disqualified Stock) of the Company to, or receipt of capital contributions from, Affiliates of the Company;

(5) loans or advances to employees of the Company or any Restricted Subsidiary in the ordinary course of business not to exceed $7.5 million in the aggregate at any one time outstanding;

(6) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(7) Permitted Investments and Restricted Payments that do not violate the provisions of Section 4.07;

(8) transactions between the Company or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of the Company or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as applicable, on any matter involving such other Person; and

(9) any agreement as in effect on the Issue Date or any amendments, renewals or extensions of any such agreement (so long as such amendments, renewals or extensions are not less favorable to the Holders).

Section 4.12	Limitation on Liens.

The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist (i) any Lien of any kind on any Collateral, except pursuant to a Collateral Agreement or the Intercreditor Agreement and except for Permitted Collateral Liens, or (ii) any Lien of any kind securing Indebtedness on any of its property or assets that are not Collateral, except for Permitted Liens.

Section 4.13	Additional Subsidiary Guarantees.

If, after the Issue Date, (a) the Company acquires or creates any Subsidiary that holds any Collateral Vessel or is an Internal Charterer or is otherwise a party to a Drilling Contract with respect to a Collateral Vessel (other than a Local Content Subsidiary), (b) any existing Subsidiary of the Company that is not already a Guarantor holds any Collateral Vessel or becomes party to a Drilling Contract with respect to a Collateral Vessel (other than a Local Content Subsidiary), (c) any Collateral Vessel-Owning Subsidiary acquires or creates any Material Subsidiary or any Subsidiary of any Collateral Vessel-Owning Subsidiary that was not a Material Subsidiary subsequently becomes a Material Subsidiary (in each case, other than an Unrestricted Subsidiary or any such Subsidiary by which a guarantee would be prohibited by applicable law, for so long as such prohibitions are in effect) or (d) any Subsidiary of the Company that is not already a Guarantor guarantees the Revolving Credit Agreement Obligations or the Term Loan Obligations, then the Company will (1) cause such Subsidiary to, within 20 Relevant Business Days of such event, (A) execute and deliver to the Trustee a supplemental indenture substantially in the form of Annex A hereto pursuant to which such Subsidiary will become a Guarantor and (B) execute amendments to the Collateral Agreements pursuant to which it will grant a Lien on any Collateral held by it in favor of the Collateral Agent, for the benefit of the Secured Parties and become a Collateral Grantor thereunder and cause such Liens to be perfected as required thereby, and (2) deliver to the Trustee one or more Officers’ Certificates and Opinions of Counsel in connection with the foregoing as specified in this Indenture.

Section 4.14	Existence.

Subject to Article 5, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

Section 4.15	Offer to Repurchase Upon Change of Control.

(a) If a Change of Control occurs, the Company will make an offer (a “Change of Control Offer”) to each Holder to repurchase all or any part (equal to a minimum amount of $50,000 and integral multiples of $1,000 in excess thereof) of that Holder’s Notes at a purchase price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to the date of purchase (the “Change of Control Payment Date”), subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control, the Company will mail a notice to the Trustee and Paying Agent and each Holder describing the transaction or transactions that constitute the Change of Control and stating:

(1) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes properly tendered and not withdrawn pursuant to the Change of Control Offer will be accepted for payment;

(2) the Change of Control Payment and the Change of Control Payment Date, which will be no earlier than 30 days and no later than 60 days from the date such notice is mailed;

(3) that any Note not properly tendered will continue to accrue interest;

(4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, properly endorsed for transfer, together with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed and such customary documents as the Company may reasonably request, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, prior to the close of business on third Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing its election to have the Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $50,000 in principal amount or an integral multiple of $1,000 in excess thereof.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those requirements, laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.15, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.15 by virtue of such compliance.

(b) On or before the Change of Control Payment Date, the Company shall, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions Notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the Trustee and Paying Agent the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

(c) The Paying Agent shall mail to each Holder of Notes properly tendered and not withdrawn the Change of Control Payment for such Notes (or, if all the Notes are then in global form, make such payment through the facilities of the Depository) and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $50,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(d) Notwithstanding anything to the contrary in this Section 4.15, the Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer, or (2) notice of redemption of all Notes has been given pursuant to Section 3.07, unless there is a default in payment of the applicable redemption price.

(e) Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

Section 4.16	Payments for Consent.

The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any cash consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, any Subsidiary Guarantee or the Notes unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Section 4.17	Designation of Restricted and Unrestricted Subsidiaries.

(a) The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if:

(1) the Company would be permitted to make (i) a Permitted Investment or (ii) an Investment pursuant to Section 4.07, in either case, in an amount equal to the Fair Market Value of all outstanding Investments owned by the Company and the Restricted Subsidiaries in such Subsidiary at the time of such designation;

(2) such Restricted Subsidiary meets the definition of an “Unrestricted Subsidiary”;

(3) the designation would not constitute or cause (with or without the passage of time) a Default or Event of Default and no Default and Event of Default would be in existence following such designation; and

(4) the Company delivers to the Trustee a certified copy of a resolution of the Board of Directors of Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07.

If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and the Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07 or under one or more clauses of the definition of Permitted Investments, as determined by the Company.

If, at any time, any Unrestricted Subsidiary designated as such would fail to meet the preceding requirements as an Unrestricted Subsidiary, then such Subsidiary will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under Section 4.09, the Company or the applicable Restricted Subsidiary will be in default of such covenant.

(b) The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary if:

(1) the Company and the Restricted Subsidiaries could Incur the Indebtedness which is deemed to be Incurred upon such designation under Section 4.09, equal to the total Indebtedness of such Subsidiary calculated on a pro forma basis as if such designation had occurred on the first day of the four-quarter reference period;

(2) the designation would not constitute or cause a Default or Event of Default; and

(3) the Company delivers to the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions, including the Incurrence of Indebtedness under Section 4.09.

Section 4.18	Business Activities.

The Company will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and the Restricted Subsidiaries taken as a whole.

Section 4.19	[Reserved]

Section 4.20	Rights to Earnings from the Collateral Vessels.

(a) The Company will not permit any of its Subsidiaries (other than any Guarantor) to, be or become party to a Drilling Contract in respect of a Collateral Vessel (including as a charterer of a Collateral Vessel) or otherwise hold the right to directly receive any Earnings or any other Related Assets with respect to a Collateral Vessel; provided, that a Local Content Subsidiary may be a party to a Drilling Contract in respect of a Collateral Vessel or otherwise hold the right to receive Earnings or to any Related Assets with respect to a Collateral Vessel to the extent required by any law or regulation of any applicable jurisdiction, so long as such Local Content Subsidiary does not receive more than 20% of the Earnings or Related Assets with respect to such Collateral Vessel. The Company shall, or shall cause one or more of the Guarantors to, at all times maintain the Earnings Accounts, and each Earnings Account shall at all times be in the name of the Company or a Guarantor.

(b) The Company will at all times cause all such Earnings from the Drilling Contracts in respect of a Collateral Vessel to be deposited into or forwarded to the Earnings Accounts.

Section 4.21	[Reserved]

Section 4.22	Payment of Additional Amounts.

(a) All payments made by or on behalf of the Company or any Guarantor under or with respect to the Notes or the Subsidiary Guarantees will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including penalties, additions to tax, interest and other liabilities related thereto) (hereinafter “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Luxembourg, Liberia, Nigeria or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company or any Guarantor (including any successor entity) is organized, incorporated, engaged in business or is otherwise resident or treated as resident for tax purposes, or any jurisdiction from or through which payment is made

(including, without limitation, the jurisdiction of each Paying Agent) (each a “Specified Tax Jurisdiction” and such Taxes, “Indemnified Taxes”), will at any time be required to be made from any payments made under or with respect to the Notes or the Subsidiary Guarantees, the Company, the relevant Guarantor or other payor, as applicable, will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by each Holder after such withholding or deduction (including any withholding or deduction from Additional Amounts) will not be less than the amount such holder would have received if such Indemnified Taxes had not been withheld or deducted; provided, however, that Indemnified Taxes do not include:

(1) any Taxes to the extent such Taxes would not have been so imposed but for the Holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement, exercise of rights or receipt of payment in respect of the Notes or the Subsidiary Guarantees);

(2) any estate, inheritance, gift, sales, excise, transfer, personal property Tax or similar Taxes;

(3) any Taxes to the extent such Taxes are imposed as a result of the failure of the Holder or beneficial owner of the Notes to complete, execute and deliver to the Company or the relevant Guarantor, as applicable, any form or document that such Holder or beneficial owner is legally entitled to complete, execute, and deliver, that may be required by law or by reason of administration of such law and that is reasonably requested in writing to be delivered to the Company or the relevant Guarantor in order to enable the Company or the relevant Guarantor to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Company or the relevant Guarantor;

(4) any Taxes to the extent such Taxes would not have been so imposed but for the beneficiary of the payment having presented a Note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(5) any Taxes imposed on or with respect to any payment by the Company or any Guarantor to the Holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note;

(6) any Taxes to the extent such Taxes are required to be deducted or withheld on a payment pursuant to (a) European Council Directive 2003/48/EC (as amended or replaced from time to time) or (b) any directive implementing the conclusion of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income, or (c) the bilateral agreements concluded between the European Union member States and several third countries or dependent or associated territories of the European Union pursuant to Article 17.2 of the European Council Directive 2003/48/EC (as amended or replaced from time to time), or (d) any law implementing, or introduced in order to conform to, such directive or (e) the Luxembourg law of 23 December 2005 in the taxation of interest income received by individuals resident in Luxembourg (so called “Relibi Law”);

(7) any Taxes to the extent such Taxes are imposed on a Note presented for payment by or on behalf of a Holder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to another Paying Agent in a member state of the European Union;

(8) any Taxes to the extent such Taxes are payable other than by deduction or withholding at source; or

(9) any combination of items (1) through (8) above.

(b) If the Company or any Guarantor, as applicable, becomes obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or the Subsidiary Guarantees, the Company or the relevant Guarantor, as applicable, will deliver to the Trustee and Paying Agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company or the relevant Guarantor, as applicable, will deliver to the Trustee and Paying Agent promptly thereafter but in no event later than five Business Days prior to the date of payment) an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officers’ Certificate must also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date. The Trustee and Paying Agent will be entitled to rely solely on such Officers’ Certificate as conclusive proof as to the amount of such payments and that such payments are necessary. The Company or the relevant Guarantor, as applicable, will provide the Trustee and Paying Agent with documentation reasonably satisfactory to the Trustee and Paying Agent evidencing the payment of Additional Amounts.

(c) The Company or the relevant Guarantor or applicable withholding agent, as applicable, will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Company or the relevant Guarantor or applicable withholding agent, as applicable, will provide the Trustee and Paying Agent with an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee and Paying Agent evidencing the payment of the Taxes so withheld or deducted. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and Paying Agent to the Holders.

(d) Whenever in this Indenture or the Notes there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes or the Subsidiary Guarantees, such reference will be deemed to include payment of Additional Amounts as described in this Section 4.22 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. For the avoidance of doubt, with respect to Notes represented by a Global Note, a Holder with respect to Additional Amounts and the related provisions of this Indenture shall be deemed to include a Holder representing the interests of a beneficial owner of the Notes or acting on behalf of a beneficial owner of the Notes.

(e) The Company or the relevant Guarantor, as applicable, will indemnify a Holder within 10 Business Days after written demand therefor, for the full amount of any Indemnified Taxes that were paid by such Holder to a governmental authority of a Specified Tax Jurisdiction and that were imposed on or with respect to any payment made under or with respect to the Notes or the Subsidiary Guarantees (including any Additional Amounts) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Company or the relevant Guarantor by a Holder will be conclusive absent manifest error.

(f) The Company or the relevant Guarantor, as applicable, will pay any present or future stamp, issue, registration, value added, court or documentary taxes or any other excise or property taxes, charges or similar levies (including penalties, additional amounts, interest and any other liabilities and reasonable expenses related thereto) that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Subsidiary Guarantees, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes or the Subsidiary Guarantees, and the Company or the relevant Guarantor, as applicable, will indemnify the Holders for any such taxes, charges, levies, penalties, amounts, interest, liabilities and expenses paid by such Holders.

(g) The obligations of the Company and the Guarantors under this Section 4.22 will survive any termination, defeasance or discharge of this Indenture and any transfer by a Holder of its Notes, and will apply mutatis mutandis to any jurisdiction in which any successor person to the Company or any Guarantor is organized, incorporated, engaged in business or is otherwise resident or treated as resident for tax purposes or any jurisdiction from or through which payment is made or any political subdivision or authority or agency thereof or therein.

Section 4.23	Suspended Covenants.

From and after the first day (the “Suspension Date”) on which (1) the Notes have an Investment Grade Rating and (2) no Default or Event of Default has occurred and is continuing under this Indenture, the Company and its Restricted Subsidiaries will not be subject to the provisions of Sections 4.07, 4.08, 4.09, 4.10 and 4.11 of this Indenture (collectively, the “Suspended Covenants”).

If at any date subsequent to the Suspension Date (each such date, a “Reversion Date”) Moody’s or S&P withdraws its ratings or downgrades the ratings assigned to the Notes so that the Notes do not have an Investment Grade Rating, or an Event of Default (other than with respect to the Suspended Covenants) occurs and is continuing, then the Company and the Restricted Subsidiaries will, on and after the Reversion Date, be subject to the Suspended Covenants.

The period of time between the Suspension Date and the Reversion Date is referred to herein as the “Suspension Period.” During the Suspension Period, the Board of Directors of the Company may not designate any of the Restricted Subsidiaries as Unrestricted Subsidiaries pursuant to Section 4.17. Notwithstanding that the Suspended Covenants may be reinstated, no Default, Event of Default or breach of any kind under this Indenture or the Notes will be deemed to have occurred as a result of a failure of the Company and the Restricted Subsidiaries to comply with a Suspended Covenant during the Suspension Period.

Calculations made on and after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.07 will be made as if Section 4.07 had been in effect at all times since the Issue Date, including during the Suspension Period, except that no Default or Event of Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. On the Reversion Date, all Indebtedness Incurred during the continuance of the Suspension Period will be classified as having been incurred pursuant to clause (3)(ii) of Section 4.09(b).

The Company will provide the Trustee with prompt written notice upon the commencement of a Suspension Period and of the occurrence of a Reversion Date.

Section 4.24	[Reserved].

Section 4.25	Maintenance of Property; Insurance.

(a) The Company will, and will cause each of its Restricted Subsidiaries to, (i) keep all material property necessary to the business of the Company and its Restricted Subsidiaries in good working order and condition (ordinary wear and tear and loss or damage by casualty or condemnation excepted) with such exceptions as would not reasonably be expected to have a material adverse effect on the operations, business, properties or financial condition of the Company and its Restricted Subsidiaries, taken as a whole, and (ii) furnish to the Collateral Agent, at the written request of the Collateral Agent, a complete description of the material terms of insurance carried on the Collateral Vessels.

(b) The Company will, and will cause each of its Restricted Subsidiaries to:

(i)	insure and keep each Collateral Vessel insured or cause or procure the Collateral Vessel to be insured and to be kept insured at no expense to the Trustee or the Collateral Agent in regard to (collectively, the “Insurances”):

(1)	hull and machinery (including increased value insurance);

(2)	war risks (including common conditions and exclusions);

(3)	protection and indemnity risks (including vessel pollution risks);

(4)	Mortgagee’s interest risks (including additional perils pollution);

(5)	loss of hire, to the extent reasonably deemed prudent by the Company in light of the cost of obtaining such insurance; and

(6)	such other insurances as a prudent owner of similar vessels of the same age and type would obtain or would legally be required to obtain when operating in the same trade and geographic area as such Collateral Vessel, as well as any insurances required to meet the requirements of the jurisdiction where such Collateral Vessel is employed with named windstorm coverage exclusions while a Collateral Vessel is operating in the Gulf of Mexico;

provided that neither the Company nor any of the Restricted Subsidiaries shall not be required to procure or maintain any insurance otherwise required to be procured or maintained under this clause (b), if such insurance is not commercially available in the commercial insurance market.

(ii)	effect the Insurances or cause or procure the same to be effected:

(1)	in such amounts and upon such terms and with such deductibles as shipowners engaged in the same or similar business and similarly situated would deem commercially prudent under the circumstances; and

(2)	through the owner’s approved broker (the “Owner’s Insurance Broker”) and reputable independent insurance companies and/or underwriters (including mutual insurance schemes and /or captive insurance schemes) in Europe, North America, the Far East and other established insurance markets except that the insurances against protection and indemnity risks may be effected by the entry of the Collateral Vessels with protection and indemnity associations which are members of the International Group Agreement or, if the International Group Agreement has disbanded and there is no successor or replacement body of associations, other leading protection and indemnity associations and the insurances against war risks may be effected by the entry of the Collateral Vessels with leading war risks associations (hereinafter called the “Insurers”);

(iii)	renew or replace all such Insurances or cause or procure the same to be renewed or replaced before the relevant policies or contracts expire and to procure that the Owners’ Insurance Broker and/or the relevant protection and indemnity association or war risks association shall promptly confirm in writing to the Trustee, upon its request, as and when each such renewal or replacement is effected;

(iv)	duly and punctually pay, or cause duly and punctually to be paid, all premiums, calls, contributions or other sums payable in respect of all such Insurances, to produce or to cause to be produced all relevant receipts when so required by the Collateral Agent, at the direction of the Controlling Party, and duly and punctually to perform and observe or to cause duly and punctually to be performed and observed any other obligations and conditions under all such Insurances;

(v)	procure that all policies, binders, cover notes or other instruments of the Insurances referred to in clauses (1), (2) and (5) of clause (i) above shall be taken out in the name of the Company or any Subsidiary Guarantor or a Restricted Subsidiary, with the Collateral Agent as an additional insured (without liability for premiums), as their respective interests may appear, and shall incorporate a loss payable clause naming the Collateral Agent as loss payee prepared in compliance with the terms of the Insurances Assignment;

(vi)	procure that, upon request of the Collateral Agent, at the direction of the Controlling Party, originals or copies of all such instruments of Insurances shall be from time to time delivered to the Trustee after receipt by a Restricted Subsidiary or the Company thereof;

(vii)	not employ any Collateral Vessel or suffer any Collateral Vessel to be employed otherwise than in conformity with the terms of all policies, bindings, cover notes or other instruments of the Insurances (including any warranties express or implied therein) without first obtaining the written consent of the Insurers to such employment (if required by such Insurers) and complying with such requirements as to extra premiums or otherwise as the Insurers may prescribe;

(viii)	cause any proceeds in respect of the Insurances referred to in paragraph (i) above (except clauses (3), (4) and, as applicable, (6) of such paragraph) to be paid to the Company or any Subsidiary Guarantor that then owns any Collateral Vessel or is an Internal Charterer (subject to provisions as to named insureds, additional insureds and loss payees in favor of the Collateral Agent as required by this Section 4.25);

(ix)	upon the request of the Collateral Agent, do all things necessary, proper and desirable, and execute and deliver all documents and instruments, to enable the Collateral Agent, as applicable, to collect or recover any moneys to become due in respect of the Insurances.

Section 4.26	Further Assurances.

The Company shall, and shall cause each Collateral Grantor to, at the Company’s sole cost and expense:

(a) at the request of the Collateral Agent, acting at the direction of the Controlling Party, execute and deliver all such agreements and instruments and take all further action as may be reasonably necessary or desirable (i) to describe more fully or accurately the property intended to be Collateral or the obligations intended to be secured by any Collateral Agreement and/or (ii) to continue and maintain the Collateral Agent’s first-priority perfected security interest in the Collateral (subject to Permitted Collateral Liens and the Intercreditor Agreement); and

(b) at the request of the Collateral Agent, acting at the direction of the Controlling Party, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements.

Section 4.27	Limitation on Certain Agreements.

The Company shall not permit any Collateral Grantor to enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than (i) the Notes, (ii) any other Pari Passu Obligations or (iii) otherwise as may be permitted or required by this Indenture, the Intercreditor Agreement and the Collateral Agreements, including with respect to any Permitted Collateral Liens; provided that any such agreement may be entered into to the extent that they permit such proceeds to be applied to Pari Passu Obligations prior to or instead of such other Indebtedness.

ARTICLE 5

SUCCESSORS

Section 5.01	Merger, Consolidation, or Sale of Assets.

(a) The Company will not, directly or indirectly: (A) amalgamate, consolidate or merge with or into another Person (whether or not the Company is the Person formed by or surviving any such amalgamation, consolidation or merger); or (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and the Restricted Subsidiaries, taken as a whole, in each case, in one transaction or a series of related transactions, including by way of liquidation or dissolution, to another Person, unless:

(1) either (x) the Company will be the surviving or continuing Person or (y) the Person formed by or surviving any such amalgamation, consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of a Permitted Jurisdiction (the Company or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than the Company) assumes all the obligations of the Company under the Notes and the other Obligations under this Indenture and the Collateral Agreements to which the Company is a party, if any, and agrees to be bound by all the provisions of this Indenture and such Collateral Agreements pursuant to a supplemental indenture or an amendment thereto, as applicable, in form and substance reasonably satisfactory to the Trustee;

(3) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) except with respect to a transaction solely between or among the Company and any of the Restricted Subsidiaries, immediately after giving pro forma effect to such transaction, any related financing transactions and the use of proceeds therefrom and treating any Indebtedness that becomes an obligation of the Company or any of the Restricted Subsidiaries as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary, as the case may be, at the time of the transaction, either (i) the Company or the Successor Company (if other than the Company) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in Section 4.09(a) or (ii) the Company or the Successor Company (if other than the Company) would have a Consolidated Interest Coverage Ratio for the applicable four quarter period not lower than such ratio prior to giving effect to such transaction;

(5) in the event that the Successor Company is organized in a jurisdiction that is different from the jurisdiction in which Company was organized immediately before giving effect to such transaction, the Successor Company has delivered to the Trustee an Opinion of Counsel satisfactory to the Trustee stating that the obligations of the Successor Company under this Indenture are enforceable under the laws of such Permitted Jurisdiction, subject to customary exceptions; and

(6) the Company or Successor Company delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, in each case, stating that such amalgamation, consolidation, merger or transfer and such supplemental indenture and each such amendment comply with this Section 5.01(a).

For purposes of the foregoing, entry by the Company or any Subsidiary of the Company into one or more Drilling Contracts or other charters, pool agreements or drilling contracts with respect to any Vessels will be deemed not to constitute a sale, assignment, transfer, conveyance or other disposition subject to this Section 5.01(a).

(b) No Guarantor will, directly or indirectly, amalgamate, consolidate or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to such transaction or series of related transactions, no Default or Event of Default exists;

(2) either:

(i) (x) such Guarantor is the surviving Person or (y) the Person formed by or surviving any such consolidation or merger is a Person organized or existing under the laws of a Permitted Jurisdiction (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under this Indenture and its Subsidiary Guarantee and any Collateral Agreements pursuant to a supplemental indenture, amendment or other documents or instruments in form and substance reasonably satisfactory to the Trustee; or

(ii) such consolidation or merger does not violate the provisions of Section 4.10;

(3) the Company delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, each stating that such merger or consolidation and such supplemental indenture and each such amendment comply with this Section 5.01(b);

(4) if applicable, the Successor Guarantor causes such amendments, supplements or other instruments with respect to the Collateral Agreements to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Collateral Agreements on any Collateral owned by or transferred to the Successor Guarantor and deliver an Opinion of Counsel as to the enforceability thereof and such other matters as the Trustee may reasonably request; and

(5) any Collateral owned by or transferred to the Successor Guarantor shall (i) continue to constitute Collateral under this Indenture and the Collateral Agreements, (ii) be subject to the Lien in favor of the Collateral Agent for the benefit of the holders of the Pari Passu Obligations and (iii) not be subject to any Lien other than Permitted Collateral Liens.

Section 5.02	Successor Substituted.

Upon any amalgamation, consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Company in accordance with Section 5.01 in which the Company is not the surviving entity, the Successor Company shall succeed to, and be substituted for (so that from and after the date of such amalgamation, consolidation or merger, sale, assignment, transfer, conveyance or other disposition, the provisions of this Indenture referring to the “Company” shall refer instead to the Successor Company and not to the Company), and may exercise every right and power of, the Company under this Indenture with the same effect as if the Successor Company had been named as the Company in this Indenture, and thereafter, the Company will be relieved of all obligations and covenants under this Indenture and the Notes and the Collateral Agreements to which the Company is a party.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01	Events of Default.

Each of the following is an “Event of Default”:

(a) default in any payment of interest or any Additional Amounts with respect to the Notes when due, which default continues for 30 days;

(b) default in the payment when due (at maturity, upon optional redemption, upon declaration of acceleration or otherwise) of the principal of, or premium, if any, on, the Notes or failure by the Company to redeem or repurchase the Notes when required pursuant to this Indenture or the Notes;

(c) failure by the Company or any Guarantor to comply with Section 5.01;

(d) (1) except with respect to Section 4.03, failure by the Company or any of the Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any covenant or agreement (other than a default referred to in clauses (a), (b) and (c) above) contained in this Indenture, the Collateral Agreements or the Notes, or (2) failure by the Company for 120 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with Section 4.03;

(e) a default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of the Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if that default:

(1) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(2) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in either case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more; provided, however, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 60 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(f) failure by the Company or any of the Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g) (1) the Collateral Agreements shall for any reason cease to create a valid and perfected first-priority Lien (subject to payment priorities in favor of holders of Revolving Credit Agreement Obligations pursuant to the terms of the Intercreditor Agreement and subject to Permitted Collateral Liens) on any portion of the Collateral having a Fair Market Value in excess of $25.0 million (in each case, other than in accordance with the terms of this Indenture, the Intercreditor Agreement or the terms of the Collateral Agreements) or (2) the Company or any Restricted Subsidiary asserts in writing that any Lien created under the Collateral Agreements is invalid or unenforceable;

(h) except as permitted by this Indenture or any Subsidiary Guarantee, any Subsidiary Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor that is a Significant Subsidiary, or any Person duly acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee; and

(i) the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

(1) commences a voluntary case,

(2) consents in writing to the entry of an order for relief against it in an involuntary case,

(3) consents in writing to the appointment of a Custodian of it or for all or substantially all of its property,

(4) makes a general assignment for the benefit of its creditors, or

(5) admits in writing it generally is not paying its debts as they become due; or

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, in an involuntary case;

(2) appoints a Custodian (x) of the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, or (y) for all or substantially all of the property of the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(3) orders the liquidation of the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

Section 6.02	Acceleration.

If any Event of Default occurs and is continuing, the Trustee, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes, by notice to the Company and the Trustee, may (and the Trustee will, if directed by the Holders of at least 25% in aggregate principal amount of the then outstanding Notes) declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately, together with all accrued and unpaid interest, Additional Amounts, if any, and premium, if any, thereon. Notwithstanding the preceding, if an Event of Default specified in clause (i) or (j) of Section 6.01 occurs with respect to the Company or any Guarantor, all outstanding Notes shall become due and payable immediately without further action or notice, together with all accrued and unpaid interest, Additional Amounts, if any, and premium, if any, thereon.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal, interest, premium or Additional Amounts, if any, that have become due solely because of the acceleration) have been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereon.

Section 6.03	Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of and interest, premium, if any, and Additional Amounts, if any, on, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04	Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under this Indenture except a continuing Default or Event of Default in the payment of principal of, premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes (other than a payment Default or payment Event of Default that resulted from an acceleration that has been rescinded). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05	Control by Majority.

The Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in any financial or personal liability. In case an Event of Default has occurred and is continuing, prior to taking any action hereunder, the Trustee shall be entitled to satisfactory indemnification or security (or both) against all loss, liability and expenses caused by the taking or not taking of such action.

Section 6.06	Limitation on Suits.

Except to enforce the rights to receive payment of principal, premium, if any, or interest or Additional Amounts, if any, when due, pursuant to Section 6.07, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(a) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(b) Holders of at least 25% in aggregate principal amount of the then outstanding Notes have made a written request to the Trustee to pursue the remedy;

(c) such Holders have offered the Trustee, and the Trustee has received (if requested), security or indemnity (or both) satisfactory to it against any loss, liability or expense;

(d) the Trustee has not complied with such request within 60 days after its receipt of the request and the offer of security or indemnity (or both) satisfactory to it; and

(e) Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.07	Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the rights of any Holder to receive payment of principal of, premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes, on or after the respective due dates expressed in the Notes (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08	Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company and the Guarantors for the whole amount of principal of, interest, premium, if any, and Additional Amounts, if any, remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and Additional Amounts, if any, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09	Trustee is Authorized to File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims, and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10	Priorities.

If the Trustee collects any money pursuant to this Article, subject to the Intercreditor Agreement, it shall pay out the money in the following order:

(a) First: to the Trustee and its agents and attorneys for amounts due under Section 7.06, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and costs and expenses of collection incurred by the Trustee;

(b) Second: to the Holders for amounts due and unpaid on the Notes for principal, premium, if any, interest, if any, and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest, if any, and Additional Amounts, if any, respectively; and

(c) Third: to the Company or to such other Person as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11	Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

Section 6.12	The Collateral Agent.

Whenever in the exercise of any remedy available to the Trustee or the exercise of any trust or power conferred on it with respect to the Notes, the Trustee may also direct the Collateral Agent in the exercise of any of the rights and remedies available to the Collateral Agent pursuant to the Collateral Agreements.

ARTICLE 7

TRUSTEE

Section 7.01	Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law. All money received by the Trustee shall, until applied as herein provided, be held in trust for the payment of the principal of, premium, if any, interest, if any, and Additional Amounts, if any, on the Notes.

(f) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability.

(g) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its rights to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder and in its capacity as Trustee under any other agreement executed in connection with this Indenture to which the Trustee is a party.

Section 7.02	Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel of its own selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed by it with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture; provided that the Trustee’s conduct does not constitute willful misconduct or gross negligence.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

(f) If an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any Holders unless such Holders have offered to the Trustee, and the Trustee has received, indemnity or security (or both) satisfactory to it against any loss, liability or expense that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (1) any Event of Default occurring pursuant to Section 6.01(a) or 6.01(b); or (2) any Default or Event of Default of which a Responsible Officer of the Trustee shall have received written notification or obtained actual knowledge.

(h) The permissive rights of the Trustee to act hereunder shall not be construed as a duty.

(i) In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(j) The Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and titles of officers authorized at such times to take specified actions pursuant to this Indenture.

Section 7.03	Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company, any Guarantor or any of their Affiliates with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act of 1939, amended), it must eliminate that conflict within 90 days or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Section 7.09.

Section 7.04	Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes or any other Note Document, it shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05	Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if, in accordance with Section 7.02(g), the Trustee has knowledge thereof, the Trustee shall mail to the Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, or interest, premium, or Additional Amounts, if any, on, any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

Section 7.06	Compensation and Indemnity.

The Company shall pay to the Trustee from time to time such reasonable compensation as the Company and the Trustee may agree in writing for the Trustee’s acceptance of this Indenture and services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

The Company and the Guarantors shall indemnify the Trustee, jointly and severally, against any and all losses, liabilities, damages, claims or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses (including, without limitation, fees and expenses of counsel) of enforcing this Indenture against the Company and the Guarantors (including this Section 7.06) and defending itself against any claim (whether asserted by the Company, any Guarantor or any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability, damage, claim or expense may be attributable to its gross negligence or willful misconduct. The Trustee shall notify the Company and the Guarantors promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company and the Guarantors shall not relieve the Company or the Guarantors of their obligations hereunder. The Company and the Guarantors shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Company and the Guarantors shall pay the reasonable fees and expenses of such counsel. Neither the Company nor any Guarantor need pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

The obligations of the Company and the Guarantors under this Section 7.06 shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

To secure the Company’s and the Guarantors’ payment obligations in this Section 7.06, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal, premium, if any, and interest or Additional Amounts, if any, on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(i) or 6.01(j) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

The immunities, protections and exculpations available to the Trustee under this Indenture shall also be available to each Agent, and the Company’s and each Guarantor’s obligations under this Section 7.06 to compensate and indemnify the Trustee shall extend likewise to each Agent.

Section 7.07	Replacement of Trustee.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

The Trustee may resign in writing upon thirty (30) days notice at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing and may appoint a successor trustee with the consent of the Company. The Company may remove the Trustee if:

(a) the Trustee fails to comply with Section 7.09;

(b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c) a receiver, Custodian or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% of the aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction, at the expense of the Company, for the appointment of a successor Trustee.

If the Trustee, after written request by any Holder of a Note who has been a Holder of a Note for at least six months, fails to comply with Section 7.09, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Company’s and the Guarantors’ obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

Section 7.08	Successor Trustee by Merger, etc.

If the Trustee consolidates with, or merges or converts into, or transfers or sells all or substantially all of its corporate trust business or assets to, another corporation or banking association, the successor corporation or banking association without any further act shall be the successor Trustee. As soon as practicable, the successor Trustee shall mail a notice of its succession to the Company and the Holders.

Section 7.09	Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100 million as set forth in its most recent published annual report of condition. No obligor upon the Notes shall serve as a Trustee.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01	Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at any time, elect to have either Section 8.02 or 8.03 be applied with respect to all outstanding Notes and all obligations of the Guarantors upon compliance with the conditions set forth below in this Article 8.

Section 8.02	Legal Defeasance and Discharge.

Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.02, subject to the satisfaction of the conditions set forth in Section 8.04, the Company shall be deemed to have discharged its obligations with respect to all outstanding Notes and, to the extent related to the Notes and the Subsidiary Guarantees, the Collateral Agreements to which it is a party, each Guarantor shall be deemed to have discharged its obligations with respect to its Subsidiary Guarantee and, to the extent related to the Notes and the Subsidiary Guarantees, the Collateral Agreements to which it is a party and each other Collateral Grantor shall be deemed to have discharged its obligations with respect to the Collateral Agreements, to the extent related to the Notes and the Subsidiary Guarantees, to which it is a party, on the date the conditions set forth in Section 8.04 below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, and each Guarantor shall be deemed to have paid and discharged its Subsidiary Guarantee (which in each case shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (a) and (b) below) and to have satisfied all its other obligations under the Notes or such Subsidiary Guarantees and this Indenture, and the Company and the other Collateral Grantors shall be deemed to have satisfied all of their obligations under the Collateral Agreements, to the extent related to the Notes and the Subsidiary Guarantees (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, and premium, interest or Additional Amounts, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04;

(b) the Company’s obligations with respect to the Notes under Sections 2.03, 2.04, 2.06, 2.07, 2.10 and 4.02 and the Appendix;

(c) the rights, powers, trusts, duties, indemnities and immunities of the Agents, and the Company’s and the Guarantors’ obligations in connection therewith and under Section 7.06; and

(d) the Legal Defeasance and Covenant Defeasance provisions of this Article 8.

Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03	Covenant Defeasance.

Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Company and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be released from their respective obligations under the covenants contained in Article 4 (other than those in Sections 4.01, 4.02, 4.04, 4.06, 4.14, 4.22 and 4.23) and in clause (4) of Section 5.01(a) and in Article 11 and under all Collateral Agreements, to the extent related to the Notes and the Subsidiary Guarantees, to which it is a party on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Subsidiary Guarantees, the Company and any Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Section 6.01(d)(2) and Sections 6.01(e) through 6.01(h) shall not constitute Events of Default.

Section 8.04	Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) the Company must irrevocably deposit with the Paying Agent, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and premium, if any, and interest and Additional Amounts, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(b) in the case of an election under Section 8.02, the Company shall have delivered to the Trustee, the Registrar and the Paying Agent an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

(1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(2) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of an election under Section 8.03, the Company shall have delivered to the Trustee, the Registrar and the Paying Agent an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise in connection with, the borrowing of funds to be applied to such deposit pursuant to this Section 8.04 (and any similar concurrent deposit relating to other Indebtedness) or the grant of any Lien securing such borrowing);

(e) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(f) the Company must deliver to the Trustee, the Registrar and the Paying Agent an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding any creditors of the Company, any Guarantor or others; and

(g) the Company shall have delivered to the Trustee, the Registrar and the Paying Agent an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05	Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 or 8.08 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or any of its Subsidiaries acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, interest, premium, if any, and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 or 8.08 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the written request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 or 8.08 which, in the opinion of a nationally recognized investment banking, appraisal firm or firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance, Covenant Defeasance or Discharge, as the case may be.

Section 8.06	Repayment to the Company.

Subject to applicable escheat and abandoned property laws, any money or non-callable Government Securities deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, or interest, premium, if any, or Additional Amounts, if any, on, any Note and remaining unclaimed for two years after such principal, interest, premium, if any, or Additional Amounts, if any, has become due and payable shall be paid to the Company on its written request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money or non-callable Government Securities, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the written request and expense of the Company cause to be published once, in the New York Times or The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 8.07	Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money or non-callable Government Securities in accordance with Section 8.05, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 until such time as the Trustee or the Paying Agent is permitted to apply all such money in accordance with Section 8.05; provided, however, that, if the Company or any Guarantor makes any payment of principal of, interest, premium, if any, or Additional Amounts, if any, on, any Note following the reinstatement of its obligations, the Company or such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities deposited with or held by the Trustee or the Paying Agent.

Section 8.08	Discharge.

This Indenture, the Subsidiary Guarantees and , to the extent related to the Notes and the Subsidiary Guarantees, all Collateral Agreements shall be discharged and shall cease to be of further effect as to all Notes issued hereunder (except as to (x) the rights of Holders of outstanding Notes to receive solely from the trust fund described in clause (1)(b) of this Section 8.08, and as more fully set forth in such clause (1)(b), payments in respect of the principal of and interest, premium, if any, and Additional Amounts, if any, on, such Notes when such payments are due, (y) the Company’s obligations with respect to such Notes under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.10 and 4.02 and the Appendix and (z) the rights, powers, trusts, duties and immunities of the Trustee and each Agent hereunder and the Company’s obligations in connection therewith), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to all the Notes, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Paying Agent as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, accrued interest, premium, if any, interest, if any, and Additional Amounts, if any, to the date of fixed maturity or redemption;

(2) in respect of clause (1)(b) of this Section 8.08, the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture;

(4) the Company has delivered irrevocable instructions to the Trustee, the Registrar and the Paying Agent to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5) the Company has delivered (a) an Officers’ Certificate to the Trustee, the Registrar and the Paying Agent stating that all conditions precedent to satisfaction and discharge of this Indenture (“Discharge”) have been satisfied and (b) an Opinion of Counsel to the Trustee, the Registrar and the Paying Agent stating that all conditions precedent to Discharge have been satisfied.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01	Without Consent of Holders of Notes.

Notwithstanding the provisions of Section 9.02, without the consent of any Holder, the Company, the Guarantors, the Trustee and, if any amendment relates to or any Collateral Agreement, the Collateral Agent, may amend or supplement this Indenture, the Notes, the Subsidiary Guarantees, the Intercreditor Agreement and the Collateral Agreements in the following circumstances:

(a) to cure any ambiguity, defect or inconsistency;

(b) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c) to provide for the assumption of the Company’s or a Guarantor’s obligations to the Holders in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(d) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Indenture of any such Holder in any material respect;

(e) to conform the text of this Indenture, the Notes, the Subsidiary Guarantees, the Intercreditor Agreement or the Collateral Agreements to any provision of the “Description of Notes” in the Offering Memorandum to the extent that such provision in such “Description of Notes” was intended to set forth, verbatim or in substance, a provision of this Indenture, the Intercreditor Agreement, the Notes, the Subsidiary Guarantees or the Collateral Agreements, which intent may be evidenced by an Officers’ Certificate to that effect;

(f) to evidence and provide for the acceptance of the appointment under this Indenture, the Intercreditor Agreement and the Collateral Agreements of a successor Trustee or Collateral Agent;

(g) to enter into additional or supplemental Collateral Agreements and to add additional assets as Collateral to secure the Notes and the Subsidiary Guarantees;

(h) to release Collateral or any Subsidiary Guarantee when permitted or required by this Indenture, the Intercreditor Agreement or the Collateral Agreements or to amend or supplement any Collateral Agreement in accordance with the Intercreditor Agreement or the Collateral Agreements;

(i) to allow any Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee with respect to the Notes and to add any additional Guarantor;

(j) to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture;

(k) to enter into any and all Collateral Agreements and the transactions contemplated thereby respecting the registration and mortgaging of the Collateral Vessels and to perfect the security interests and Liens granted therein;

(l) to accept and consent to, and to take, any and all steps to perfect a security interest in any of the Collateral Vessels and other Collateral granted pursuant to the Collateral Agreements;

(m) to comply with requirements of the Trust Indenture Act of 1939, as amended, if applicable, the Irish Stock Exchange or any other securities exchange on which the Notes are listed for trading or quotation; or

(n) with respect to any Collateral Agreement, as provided in the Intercreditor Agreement.

Upon the request of the Company, and upon receipt by the Trustee of the documents described in Section 9.06, the Trustee shall join with the Company and the Guarantors in the execution of any amendment or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into any such amendment or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02	With Consent of Holders of Notes.

Except as provided above in Section 9.01 and below in this Section 9.02, the Company, the Guarantors, the Trustee and the Collateral Agent may amend or supplement this Indenture, the Notes and the Collateral Agreements by the execution of a supplemental indenture or, in the case of any amendment or supplement to the Collateral Agreements, by the execution of an appropriate amendment or supplement thereto, with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to Sections 6.04 and 6.07, any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes, the Subsidiary Guarantees, the

Intercreditor Agreement or any Collateral Agreement may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), in each case in addition to any required consent of holders of other Pari Passu Obligations that may be required with respect to an amendment of or waiver under a Collateral Agreement or the Intercreditor Agreement. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(a) reduce the percentage of principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(b) reduce the principal of, or change the fixed maturity of, any Note or alter the provisions with respect to the redemption of the Notes (other than with respect to minimum notice required for redemption or the provisions of Sections 4.10 and 4.15), including any provision relating to the premium payable upon any such purchase or redemption;

(c) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(d) impair the rights of any Holder of Notes to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(e) waive a Default or Event of Default in the payment of principal of, or premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment Default that resulted from such acceleration);

(f) make any Note payable in money other than that stated in the Notes;

(g) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes;

(h) waive a redemption payment with respect to any Note (other than a payment required by Section 3.08, 3.09, 4.10 or 4.15);

(i) release any Guarantor from any of its obligations under its Subsidiary Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(j) make any change in the preceding amendment, supplement and waiver provisions.

In addition, except as otherwise provided in this Indenture, the Intercreditor Agreement and the Collateral Agreements, the consent of Holders of at least two-thirds in aggregate principal amount of the then outstanding Notes will be required to release the Liens for the benefit of the Holders on all or substantially all of the Collateral.

Upon the request of the Company and upon the receipt by the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.06, the Trustee shall join with the Company and the Guarantors in the execution of such amendment, supplement or waiver, unless such amendment, supplement or waiver affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amendment, supplemental indenture or waiver.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall mail to the Holders a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

Section 9.03	Consents in connection with Purchase, Tender or Exchange.

A consent to any amendment, supplement or waiver under this Indenture by any Holder given in connection with a purchase, tender or exchange of such Holder’s Notes shall not be rendered invalid by such purchase, tender or exchange.

Section 9.04	Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of such Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and, except as provided in the second succeeding paragraph, thereafter binds every Holder.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then notwithstanding the second to last sentence of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to consent to such amendment, supplement or waiver or revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No consent shall be valid or effective for more than 90 days after such record date except to the extent that the requisite number of consents to the amendment, supplement or waiver have been obtained within such 90-day period or as set forth in the next paragraph of this Section 9.04.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (a) through (j) of Section 9.02, in which case, the amendment, supplement or waiver shall bind only each Holder of a Note who has consented to it and every subsequent Holder of a Note or portion of a Note that evidences the same indebtedness as the consenting Holder’s Note.

Section 9.05	Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company, in exchange for all Notes, may issue and the Trustee shall authenticate new Notes that reflect the amendment, supplement or waiver. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06	Trustee to Sign Amendments, etc.

The Trustee shall sign any amendment or supplemental indenture or grant any waiver authorized pursuant to this Article 9 if the amendment or supplemental indenture or waiver does not adversely affect its rights, duties, liabilities or immunities. If any such amendment, supplemental indenture or waiver does adversely affect the rights, duties, liabilities or immunities of the Trustee, the Trustee may, but need not, sign such amendment, supplemental indenture or grant such waiver. In executing any such amendment, supplemental indenture or waiver, the Trustee shall be entitled to receive and (subject to Section 7.01) shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such amendment, supplemental indenture or waiver is authorized or permitted by this Indenture.

Section 9.07	Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given, made or taken by Holders shall be in writing may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

Without limiting the generality of this Section, unless otherwise provided in or pursuant to this Indenture, (i) a Holder, including the Depository or its nominee that is a Holder of a Global Note, may give, make or take, by an agent or agents duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in or pursuant to this Indenture to be given, made or taken by Holders, and the Depository or its nominee that is a Holder of a Global Note may duly appoint in writing as its agent or agents members of, or participants in, the Depository holding interests in such Global Note in the records of the Depository; and (ii) with respect to any Global Note, any consent or other action given, made or taken by an Agent Member by electronic means in accordance with the “Automated Tender Offer Procedures” system or other customary procedures of, and pursuant to authorization by, the Depositary shall be deemed to constitute the Act of the Holder of such Global Note, and such Act shall be deemed to have been delivered to the Company and the Trustee upon the delivery by the Depositary of an “agent’s message” or other notice of such consent or other action having been so given, made or taken in accordance with the applicable policies and procedures of the Depositary.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a Person acting in a capacity other than such Person’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c) The ownership of Notes shall be proved by the Register.

(d) Without limiting the foregoing, a Holder entitled hereunder to give, make or take any action hereunder with regard to any particular Note may do so, or duly appoint in writing any Person or Persons as its agent or agents to do so, with regard to all or any part of the principal amount of such Note.

ARTICLE 10

GUARANTEES OF NOTES

Section 10.01	Subsidiary Guarantees.

Subject to this Article 10, each of the Guarantors hereby absolutely and unconditionally guarantees, jointly with the other Guarantors and severally, as primary obligor and not merely as surety, on a senior basis to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the Obligations of the Company hereunder and thereunder, that:

(a) the principal of, and premium, if any, interest, if any, on, or Additional Amounts, if any, on, the Notes will be promptly paid in full when due, whether at Stated Maturity, by acceleration, upon repurchase or redemption or otherwise, and interest on the overdue principal of, and premium, if any, and (to the extent permitted by law) interest, if any, on, and Additional Amounts, if any, on, the Notes, and all other payment Obligations of the Company to the Holders or the Trustee under this Indenture or the Notes will be promptly paid in full and performed, all in accordance with the terms hereof and thereof; and

(b) in case of any extension of time of payment or renewal of any Notes or any of such other Obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, subject to any applicable grace period, whether at Stated Maturity, by acceleration, upon repurchase or redemption or otherwise.

Failing payment when so due of any amount so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is an absolute, unconditional, present and continuing guarantee of payment and performance (and not a guarantee of collection) and is in no way conditioned upon any attempt to collect from the Company or any other Guarantor or any other action, occurrence or circumstance whatsoever.

The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance (other than complete performance) which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor further, to the extent permitted by law, hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that its Subsidiary Guarantee will not be discharged except by complete performance of the Obligations contained in the Notes and this Indenture.

If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors, or any Custodian, trustee or other similar official acting in relation to any of the Company or the Guarantors, any amount paid by the Company or any Guarantor to the Trustee or such Holder, the Subsidiary Guarantees, to the extent theretofore discharged, shall be reinstated in full force and effect.

Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (a) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of its Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed thereby, and (b) in the event of any declaration of acceleration of such Obligations as provided in Article 6, such Obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of its Subsidiary Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Subsidiary Guarantees.

Section 10.02	Releases of Subsidiary Guarantees.

The Subsidiary Guarantee of a Guarantor will be automatically and unconditionally released: (1) in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the

Company or a Restricted Subsidiary, if the sale or other disposition is conducted in accordance with Sections 4.10 and 5.01(b), as applicable; (2) in connection with any sale or other disposition of the Capital Stock of such Guarantor, following which such Guarantor is no longer a Restricted Subsidiary of the Company, if the sale or other disposition is conducted in accordance with Sections 4.10 and 5.01(b), as applicable; (3) upon Legal Defeasance, Covenant Defeasance or Discharge in accordance with Article 8; (4) unless an Event of Default has occurred and is continuing, upon the dissolution or liquidation of such Guarantor in compliance with Section 5.01(b); or (5) unless an Event of Default has occurred and is continuing, if such Guarantor ceases to have interests in Collateral that would require it to become a Guarantor under Section 4.13.

Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that any of the conditions described in the foregoing clauses (1) through (5) has occurred, the Trustee shall execute any documents reasonably requested by the Company at the Company’s expense in order to evidence the release of any Guarantor (other than the Company) from its obligations under its Subsidiary Guarantee. Any Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest, premium, if any, and Additional Amounts, if any, on, the Notes and for the other obligations of such Guarantor under this Indenture as provided in this Article 10.

Section 10.03	Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Subsidiary Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state or foreign law to the extent applicable to any Subsidiary Guarantee. The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state or foreign law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally. Each Guarantor that makes a payment under its Subsidiary Guarantee shall be entitled, upon payment in full of all guaranteed Obligations under this Indenture, to seek contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all Guarantors at the time of such payment determined in accordance with GAAP.

Section 10.04	“Trustee” to Include Paying Agent.

In case at any time any Paying Agent other than the Trustee shall have been appointed and be then acting hereunder, the term “Trustee” as used in this Article 10 shall in each case (unless the context shall otherwise require) be construed as extending to and including such Paying Agent within its meaning as fully and for all intents and purposes as if such Paying Agent were named in this Article 10 in place of the Trustee.

Section 10.05	Execution and Delivery of Guaranty.

The execution by each Guarantor of this Indenture (or a supplemental indenture hereto) evidences the Subsidiary Guarantee of such Guarantor, whether or not the person signing as an Officer of the Guarantor still holds that office at the time of authentication of any Note. The delivery of any Note by the Trustee after authentication constitutes due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of each Guarantor.

Section 10.06	Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by the Guarantor pursuant to the provisions of Section 10.01; provided that no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.07	Luxembourg Guarantors.

The obligations of a Guarantor incorporated in Luxembourg (each, a “Luxembourg Guarantor”) under this Article 10 shall at all times be limited to an aggregate amount not exceeding the greater of:

(a) 90% of such Luxembourg Guarantor’s own funds (“capitaux propres”, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended by the law of 10 December 2010 on the introduction of international accounting standards for undertakings) as reflected in its last annual accounts duly approved and available on the date of the enforcement of the Subsidiary Guarantee of such Guarantor; or

(b) 90% of such Luxembourg Guarantor’s own funds (“capitaux propres”, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended by the law of 10 December 2010 on the introduction of international accounting standards for undertakings) as reflected in its last annual accounts duly approved and available on the effective date of the Subsidiary Guarantee of such Guarantor, except, in each case, to the extent that the Subsidiary Guarantee relates to the obligations of a direct or indirect subsidiary of the relevant Luxembourg Guarantor.

ARTICLE 11

SECURITY

Section 11.01 Collateral Agreements; Additional Collateral.

(a) Security Agreements. In order to secure the due and punctual payment of the Pari Passu Obligations, (i) on the Issue Date, simultaneously with the execution and delivery of this Indenture, the Guarantors have executed Collateral Agreements granting to the Collateral Agent for the benefit of the Secured Parties (in accordance with the Intercreditor Agreement) a first-priority perfected Lien in the Collateral, and (ii) after the Issue Date, in accordance with the provisions of Sections 4.13 and 4.26 and this Article 11, if (I) any asset of the type which is required to constitute Collateral pursuant to this Indenture or the Collateral Agreements is acquired by any Guarantor and such asset is not automatically subject to a first-priority perfected Lien in favor of the Collateral Agent or (II) a Subsidiary of the Company that is not already a Guarantor is required to become a Guarantor pursuant to Section 4.13, then such Guarantor or such other Subsidiary shall, as soon as practicable after the acquisition of the applicable asset or the occurrence of the event requiring such Subsidiary to become a Guarantor (and, in any event, within 20 Relevant Business Days after such acquisition or event), execute and deliver the necessary Collateral Agreements in order to grant to the Collateral Agent a first-priority perfected Lien in all assets of such Guarantor or such other Subsidiary which are required to, but do not already, constitute Collateral. In each case described above, each Guarantor shall execute and deliver such other Collateral Agreements, deliver any certificates to the Collateral Agent in respect of the applicable Collateral as required by this Indenture and the applicable Collateral Agreements and take all other appropriate actions to ensure the Collateral Agent, for the benefit of the Secured Parties, has a first-priority perfected Lien therein. For the avoidance of doubt, the Guarantors shall not be required to grant a security interest in, and the Collateral shall not include, any Excluded Property, the Guarantors shall not be required to execute an assignment of any Drilling Contract, and in no event shall any Guarantor be required to take actions to perfect the Collateral Agent’s security interest in trucks, trailers and other motor vehicles covered by a certificate of title under the law of any state.

The Company shall cause every Guarantor to make all filings (including filings of continuation statements and amendments to Uniform Commercial Code financing statements in the United States (or the applicable political subdivision, territory or possession thereof) that may be necessary to continue the effectiveness of such Uniform Commercial Code financing statements) and take all other actions as are reasonably necessary or required by the Collateral Agreements to maintain (at the sole cost and expense of the Guarantors) the security interest created by the Collateral Agreements in the Collateral as a first-priority perfected Lien.

All references to a “first-priority perfected Lien” in this Section 11.01(a) shall be understood to be subject to Permitted Collateral Liens, if any and the terms of the Intercreditor Agreement.

(b) Additional Collateral. The Company shall, and shall cause every other Collateral Grantor to, from time to time take the actions required by Section 4.26.

Section 11.02 [Reserved].

Section 11.03 Releases of Collateral. The Notes Obligations will no longer be required to be secured by Liens on Collateral, and subject to the terms of the Intercreditor Agreement, the Liens securing the Notes Obligations will be released:

(1) in whole, upon the full and final payment and performance of all Notes Obligations;

(2) in part, with respect to any asset constituting Collateral, if such Collateral is sold or otherwise disposed of to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary in a transaction that is not prohibited by this Indenture, subject to compliance with Section 4.10 (other than the provisions thereof relating to the future use of the proceeds of such sale or other disposition), and the Company has delivered to the Collateral Agent and the Trustee an Officers’ Certificate and Opinion of Counsel (with customary assumptions and qualifications for such types of opinion) certifying to such effect; provided that (i) pending its application or use in compliance with Section 4.10, any cash received from a disposition of Collateral shall be deposited in a deposit account controlled by the Collateral Agent and held as Collateral and, from such deposit account, the applicable Collateral Grantor may withdraw funds to deploy the proceeds of an Asset Sale in compliance with Section 4.10, and (ii) to the extent that any Collateral is sold or otherwise disposed of in accordance with the terms of Section 4.10, the non-cash consideration received shall be pledged as Collateral under the Collateral Agreements contemporaneously with such sale, in accordance with the requirements of this Indenture and the Collateral Agreements;

(3) in whole, upon Legal Defeasance pursuant to Section 8.02, Covenant Defeasance pursuant to Section 8.03 or Discharge pursuant to Section 8.08;

(4) in part, with respect to the assets of any Subsidiary Guarantor that is released from its Subsidiary Guarantee in accordance with Section 10.02;

(5) in whole or in part, with the consent of the requisite Holders as provided in Section 9.02; or

(6) in whole or in part, as provided in the Intercreditor Agreement or the Collateral Agreements.

Section 11.04 Release Documentation. Upon compliance with the conditions to release of all or any portion of the Collateral set forth in Section 11.03, the Collateral Agent and the Trustee shall forthwith take all necessary action (at the request of and the expense of the Company, accompanied by an Officers’ Certificate and Opinion of Counsel that the conditions precedent to such release have been satisfied) to release and re-convey to the applicable Collateral Grantor the applicable portion of the Collateral that is authorized to be released pursuant to Section 11.03, and shall deliver such Collateral in its possession to the applicable Collateral Grantor, including, without limitation, executing and delivering releases and satisfactions wherever required.

Section 11.05 Possession and Use of Collateral; No Impairment of the Security Interests.

(a) So long as no Event of Default has occurred and is continuing, and subject to the terms of this Indenture, the Collateral Agreements and the Intercreditor Agreement, each Collateral Grantor will be entitled to freely operate the property and assets constituting the Collateral pledged by it and to receive, invest and dispose of all cash dividends, principal, interest and other payments made upon or with respect to the Collateral pledged by it and to exercise any voting and other consensual rights pertaining to the Collateral pledged by it.

(b) The Company shall not, and shall not permit any other Collateral Grantor to, take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the validity, perfection or priority of the security interests in the Collateral created by the Collateral Agreements, (except as expressly set forth in this Indenture, the Intercreditor Agreement or the Collateral Agreements, including any action that would result in a Permitted Collateral Lien).

(c) Neither the Company nor any Collateral Grantor will take any action or otherwise attempt to enforce any claim or maritime lien held by it against any Collateral Vessel that has priority over any claim or Lien of the Collateral Agent in respect of such Collateral Vessel, including any claims or Liens arising under the Vessel Mortgages.

(d) Subject to any conditions in the Collateral Agreements and the Intercreditor Agreement (including any requirement for affirmative election by the Collateral Agent, at the written direction of the Controlling Party), upon the occurrence and during the continuance of an Event of Default:

(1) all rights of each Collateral Grantor to exercise such voting or other consensual rights pertaining to its Collateral will cease, and all such rights will become vested in the Collateral Agent, which, to the extent permitted by law, will have the sole right to exercise such voting and other consensual rights in accordance with the Collateral Agreements;

(2) all rights of each Collateral Grantor to receive all cash dividends, principal, interest and other payments made upon or with respect to its Collateral will cease and such cash dividends, principal, interest and other payments will be paid to the Collateral Agent in accordance with the terms of the Collateral Agreements; and

(3) the Collateral Agent may sell the Collateral or any part of the Collateral in accordance with the terms of the Collateral Agreements and the Intercreditor Agreement.

The Collateral Agent will distribute all funds received by it in accordance with the provisions of the Intercreditor Agreement and the Collateral Agreements, and the Trustee will distribute all funds received by it from the Collateral Agent for the benefit of the Trustee and the Holders of the Notes in accordance with the provisions of this Indenture.

The Collateral Agent will be permitted to release all or any portion of the Collateral from the Liens created by the Collateral Agreements and foreclose on the Collateral following an Event of Default, in each case in accordance with the applicable provisions of the Collateral Agreements.

Section 11.06 Collateral Agent.

The Trustee and each of the Holders by acceptance of the Notes hereby authorize the appointment of the Collateral Agent as the Trustee’s and the Holders’ collateral agent under the Collateral Agreements, and the Trustee and each of the Holders by acceptance of the Notes hereby irrevocably authorize the Collateral Agent to take such action on their behalf under the provisions of the Collateral Agreements and the Intercreditor Agreement and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Indenture, the Intercreditor Agreement and the Collateral Agreements, together with such powers as are reasonably incidental thereto.

The Collateral Agent may resign and its successor appointed in accordance with the terms of the Intercreditor Agreement.

The Trustee is authorized and directed by the Holders and the Holders by acquiring the Notes are deemed to have authorized the Trustee, as applicable, to (i) enter into the Intercreditor Agreement, (ii) bind the Holders on the terms as set forth in the Intercreditor Agreement, (iii) perform and observe its obligations and exercise its rights and powers under the Intercreditor Agreement, including entering into amendments permitted by the terms of this Indenture, the Intercreditor Agreement or the Collateral Agreements and (iv) cause the Collateral Agent to enter into and perform its obligations under the Collateral Agreements. The Collateral Agent is authorized and directed by the Trustee and the Holders and the Holders by acquiring the Notes are deemed to have authorized the Collateral Agent, to (i) enter into the Collateral Agreements to which it is a party, (ii) bind the Trustee and the Holders on the terms as set forth in such Collateral Agreements and (iii) perform and observe its obligations and exercise its rights and powers under such Collateral Agreements, including entering into amendments permitted by the terms of this Indenture or the Collateral Agreements. Each Holder, by its acceptance of a Note, is deemed to have consented and agreed to the terms of the Intercreditor Agreement and each Collateral Agreement, as originally in effect and as amended, restated, replaced, supplemented or modified from time to time in accordance with its terms or the terms of this Indenture. Each of the Trustee and the Holders by acquiring the Notes is hereby deemed to (i) agree that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement and (ii) acknowledge that it has received a copy of the Intercreditor Agreement and that the exercise of certain of the Trustee’s rights and remedies hereunder may be subject to, and restricted by, the provisions of the Intercreditor Agreement. Each of the Holders by acquiring the Notes is hereby deemed to direct the Trustee to appoint the Collateral Agent as its mortgagee trustee to receive, hold, administer and enforce the Mortgages covering the Collateral Vessels, as contemplated under the Intercreditor Agreement. NOTWITHSTANDING ANY OTHER PROVISION CONTAINED IN THIS INDENTURE, IN THE EVENT OF ANY CONFLICT OR INCONSISTENCY BETWEEN THE PROVISIONS OF THIS INDENTURE AND THE INTERCREDITOR AGREEMENT, THE INTERCREDITOR AGREEMENT SHALL CONTROL.

The Collateral Agent shall have no obligation whatsoever to the Trustee or any of the Holders to assure that the Collateral exists or is owned by the Company or any of the Collateral Grantors or is cared for, protected or insured or has been encumbered, or that the Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all of the Collateral Grantor’s property constituting Collateral intended to be subject to the Lien and security interest of the Collateral Agreements has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto.

The grant of permissive rights or powers to the Collateral Agent shall not be construed to impose duties to act. For the avoidance of doubt, nothing herein shall require the Collateral Agent to file financing statements or continuation statements, or be responsible for maintaining the security interests purported to be created by the Collateral Agreements and such responsibility shall be solely that of the Company.

Notwithstanding anything else to the contrary herein, the Collateral Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except as required by the Intercreditor Agreement.

Section 11.07 Purchaser Protected. No purchaser or grantee of any property or rights purporting to be released from the Liens in favor of the Collateral Agent shall be bound to ascertain the authority of the Collateral Agent or Trustee to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority so long as the conditions set forth in Section 11.03 have been satisfied.

Section 11.08 [Reserved].

Section 11.09 Authorization of Receipt of Funds by the Trustee Under the Collateral Agreements. The Trustee is authorized to receive any funds for the benefit of Holders distributed under the Collateral Agreements and to apply such funds as provided in Section 6.10.

Section 11.10 Powers Exercisable by Receiver or Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 11 upon the Company or any Collateral Grantor, as applicable, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or any Collateral Grantor, as applicable, or of any officer or officers thereof required by the provisions of this Article 11.

Section 11.11 Compensation and Indemnification. The Collateral Agent shall be entitled to the compensation and indemnification set forth in Section 7.06 (with the references to the Trustee therein being deemed to refer to the Collateral Agent).

ARTICLE 12

MISCELLANEOUS

Section 12.01	Notices.

All notices and other communications by the Company, any Guarantor or the Trustee to the other parties hereto shall be duly given if in writing in the English language and delivered in person or mailed by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to their respective addresses set forth below:

If to the Company or any Guarantor:

Pacific Drilling S.A.

37 rue d’anvers

L-1130 Luxembourg

Attention: John Boots

Email: j.boots@pacificdrilling.com

Facsimile: 352 278 58 140

Telephone: 352 278 58 139

with a copy to:

Pacific Drilling Services, Inc.

3050 Post Oak Blvd., Suite 1500

Houston, Texas 77056

Attention: Treasurer

Email: jboots@pacificdrilling.com

Facsimile: (713) 583-5777

Telephone: (713) 334-6662

If to the Trustee:

Deutsche Bank Trust Company Americas

Trust & Agency Services

60 Wall Street, MS NYC60-2710

New York, New York 10005

Attention: Corporates Team Deal Manager – Pacific Drilling S.A.

Facsimile: (732) 578-4635

with a copy to (which shall not constitute notice):

Deutsche Bank Trust Company Americas

c/o Deutsche Bank National Trust Company

Trust & Agency Services

100 Plaza One, Mailstop JCY03-0699

Jersey City, New Jersey 07311

Attention: Corporates Team Deal Manager – Pacific Drilling S.A.

Facsimile: (732) 578-4635

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given (a) at the time delivered by hand, if personally delivered, (b) five Business Days after being deposited in the mail, postage prepaid, if mailed, (c) when receipt is acknowledged, if transmitted by facsimile, and (d) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery, in each case to the address shown above or to such other address or addresses as the Company, any Guarantor or the Trustee, by written notice to the other parties hereto, may designate from time to time.

Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the Register kept by the Registrar. All notices and communications to a Holder shall be deemed to have been duly given (a) five Business Days after being deposited in the mail, postage prepaid, if mailed, and (b) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery, in each case to the address of the Holder shown on the Register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If either the Company or any Guarantor mails a notice or communication to any Holder, it shall mail a copy to the Trustee and each Agent at the same time.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by any Holder shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Notwithstanding anything to the contrary contained herein, as long as the Notes are in the form of a Global Note, notice to the Holders thereof may be made electronically in accordance with the applicable procedures of the Depositary.

Section 12.02	Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee or any Agent to take any action or refrain from taking any action under this Indenture, the Trustee or such Agent shall be entitled to receive from the Company:

(a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.03) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.03) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 12.03	Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that the person making such certificate or opinion has read such condition or covenant;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such condition or covenant has been satisfied; and

(d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been satisfied.

Section 12.04	Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.05	No Personal Liability of Directors, Officers, Employees and Stockholders.

No present, past or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under this Indenture, the Notes, the Subsidiary Guarantees or the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 12.06	Governing Law.

THIS INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. Articles 86 through 94-8 (inclusive) of the Luxembourg law of 10 August 1915 concerning commercial companies, as amended, shall be expressly excluded.

Section 12.07	Prescription.

Claims against the Company in respect of the Notes shall become void unless presented for payment within a period of six years from the date on which a payment in respect thereof first becomes due.

Section 12.08	No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company, the Company or their respective Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.09	Successors.

All agreements of the Company and the Guarantors in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee and the Collateral Agent in this Indenture shall bind their respective successors.

Section 12.10	Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.11	Table of Contents, Headings, etc.

The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 12.12	Counterparts.

The parties hereto may sign any number of copies of this Indenture. This Indenture may be signed in counterparts and by the different parties hereto in separate counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or portable document format (.pdf) transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signature of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

Section 12.13	Language of Notices, Etc.

Any request, demand, authorization, direction, notice, consent, waiver or Act required or permitted under this Indenture shall be in writing and in the English language, except that any published notice may be in an official language of the country of publication.

Section 12.14	U.S.A. PATRIOT Act.

The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act), all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Indenture agree that they will provide to the Trustee such information as it may request, from time to time, in order for the Trustee to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

Section 12.15	Force Majeure.

Neither the Trustee nor any Agent shall incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee or such Agent that prevents the Trustee or such Agent from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

Section 12.16	Foreign Sanction Regulations.

The Company agrees to comply in all material respects with applicable foreign sanctions regulations, including but not limited to, those administered by the Office of Foreign Assets Control of the U.S. Treasury Department, it being understood that this covenant is for the benefit of the Trustee only, no Holder or other Person shall have rights under this covenant as a third party beneficiary, and any breach of this covenant shall not be the basis for a Default or Event of Default under Section 6.01.

[Signatures on following pages]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed and delivered as of the date first set forth above.

COMPANY:

PACIFIC DRILLING S.A.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Director

GUARANTORS:

PACIFIC BORA LTD.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	President

PACIFIC MISTRAL LTD.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	President

PACIFIC SCIROCCO LTD.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	President

PACIFIC SANTA ANA S.à r.l.

By:	/s/ Fred Vleghert
Name:	Fred Vleghert
Title:	Manager

PACIFIC DRILLING LIMITED

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	President

Signature Page to Indenture

PACIFIC INTERNATIONAL DRILLING WEST AFRICA LIMITED

By:	/s/ Fred Vleghert
Name:	Fred Vleghert
Title:	Director

PACIFIC SANTA ANA LTD.

By:	/s/ Fred Vleghert
Name:	Fred Vleghert
Title:	Vice President

PACIFIC DRILLSHIP S.à r.l.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Manager

PACIFIC DRILLING, INC.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	President

Signature Page to Indenture

TRUSTEE:

DEUTSCHE BANK TRUST COMPANY AMERICAS

BY:	DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Rodney Gaughan
Name:	Rodney Gaughan
Title:	Vice President

By:	/s/ Linda Reale
Name:	Linda Reale
Title:	Vice President

Signature Page to Indenture

RULE 144A/REGULATION S APPENDIX

PROVISIONS RELATING TO NOTES

1.	Definitions

1.1 Definitions.

For the purposes of this Appendix the following terms shall have the meanings indicated below:

“Depository” means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depository institution hereinafter appointed by the Company.

“Initial Purchasers” means (1) with respect to the Initial Notes, Goldman Sachs & Co., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Barclays Capital Inc., ABN AMRO Securities (USA) LLC, Credit Agricole Securities (USA) Inc., Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (publ.) and Standard Chartered Bank and (2) with respect to each issuance of Additional Notes, the Persons purchasing such Additional Notes under the related Purchase Agreement.

“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depository), or any successor Person thereto and shall initially be the Trustee.

“Purchase Agreement” means (1) with respect to the Initial Notes, the Purchase Agreement dated May 17, 2013 among the Company, the Guarantors and the Initial Purchasers, and (2) with respect to each issuance of Additional Notes, the purchase agreement or underwriting agreement among the Company and the Persons purchasing or underwriting such Additional Notes.

“Transfer Restricted Securities” means Notes that bear or are required to bear the legend set forth in Section 2.3(b)(i) hereof.

“Unrestricted Initial Notes” means any Initial Notes that are not Transfer Restricted Securities.

1.2 Other Definitions.

Term	Defined in Section:
“Agent Members”	2.1(b)
“Global Note”	2.1(a)
“Regulation S”	2.1(a)
“Regulation S Notes”	2.1(a)
“Resale Restriction Termination Date”	2.3(b)
“Restricted Global Note”	2.1(a)
“Restricted Period”	2.1(b)
“Rule 144A”	2.1(a)
“Rule 144A Notes”	2.1(a)

App. - 1

2.1 The Notes.

(a) Form and Dating. Initial Notes offered and sold to QIBs in reliance on Rule 144A (“Rule 144A Notes”) under the U.S. Securities Act (“Rule 144A”) or in reliance on Regulation S (“Regulation S Notes”) under the U.S. Securities Act (“Regulation S”), in each case as provided in a Purchase Agreement, shall be issued initially in the form of one or more permanent global Notes in definitive, fully registered form without interest coupons with the global Notes legend and Restricted Notes Legend set forth in Exhibit 1 hereto (each, unless and until becoming an Unrestricted Initial Note in accordance with Section 2.3(b)(ii) below, a “Restricted Global Note”), which shall be deposited on behalf of the purchasers of the Initial Notes represented thereby with the Trustee, as Notes Custodian for the Depository (or with such other custodian as the Depository may direct), and registered in the name of the Depository or a nominee of the Depository, duly executed by the Company and authenticated by the Trustee as hereinafter provided. Beneficial interests in a Restricted Global Note representing Initial Notes sold in reliance on either Rule 144A or Regulation S may be held through Euroclear or Clearstream, as indirect participants in the Depository. The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee as hereinafter provided. Unrestricted Initial Notes issued in global form and Restricted Global Notes are sometimes referred to in this Appendix as “Global Notes.”

(b) Book-Entry Provisions. This Section 2.1(b) shall apply only to a Global Note deposited with or on behalf of the Depository.

The Company shall execute and the Trustee shall, in accordance with this Section 2.1(b), authenticate and deliver initially one or more Global Notes that (a) shall be registered in the name of the Depository for such Global Note or Global Notes or the nominee of such Depository and (b) shall be delivered by the Trustee to such Depository or pursuant to such Depository’s instructions or held by the Trustee as custodian for the Depository. If such Global Notes are Restricted Global Notes, then separate Global Notes shall be issued to represent Rule 144A Notes and Regulation S Notes so long as required by law or the Depository.

Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or by the Trustee as the custodian of the Depository or under such Global Note, and the Company, the Trustee and any agent of the Company or the Trustee shall be entitled to treat the Depository as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Agent Members, the operation of customary practices of such Depository governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

App. - 2

Prior to the expiration of the period through and including the 40th day after the later of the commencement of the offering of any Initial Notes and the closing of such offering (such period, the “Restricted Period”), beneficial interests in the Restricted Global Note representing Regulation S Notes may be exchanged for beneficial interests in the Rule 144A Restricted Global Note representing Rule 144A Notes only if (i) such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A, (ii) the transferor first delivers to the Trustee a written certificate (in the form provided in Exhibit 1 hereto) to the effect that the Notes are being transferred to a Person who the transferor reasonably believes to be a QIB within the meaning of Rule 144A and is purchasing for its own account or the account of a QIB, in each case in a transaction meeting the requirements of Rule 144A, and (iii) the transfer is in accordance with all applicable securities laws of the states of the United States and other jurisdictions. After the expiration of the Restricted Period, such certification requirements shall not apply to such transfers of beneficial interests in a Restricted Global Note representing Regulation S Notes.

Beneficial interests in a Restricted Global Note representing Rule 144A Notes may be transferred to a Person who takes delivery in the form of an interest in the Restricted Global Note representing Regulation S Notes, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in Exhibit 1 hereto) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available).

(c) Certificated Notes. Except as provided in Section 2.4, owners of beneficial interests in Restricted Global Notes shall not be entitled to receive physical delivery of certificated Notes. Certificated Notes shall not be exchangeable for beneficial interests in Global Notes.

2.2 Authentication. The Trustee shall, upon its receipt of an authentication order from the Company, authenticate and deliver: (1) on the Issue Date, Notes in an aggregate principal amount of $750,000,000 and (2) at any time or from time to time, any Additional Notes for an original issue in an aggregate principal amount specified in the written order of the Company pursuant to Section 2.02 of the Indenture. Such order (x) shall specify (i) the aggregate principal amount of the Notes to be authenticated, the date on which such Notes are to be authenticated and to whom such Notes shall be registered and delivered; (ii) whether or not such Notes constitute Additional Notes; and (iii) if such Notes constitute Additional Notes, the issue price, the issue date (and the corresponding date from which interest shall accrue thereon and the first interest payment date therefor) and the CUSIP number and any corresponding ISIN of such Additional Notes and (y) in the case of any issuance of Additional Notes pursuant to Section 2.14 of the Indenture, shall certify that such issuance is in compliance with Section 4.09 of the Indenture. The Trustee shall also authenticate and deliver Notes at the times and in the manner specified in Sections 2.3 and 2.4 hereof and in Sections 2.06, 2.07, 2.10, 3.06, 4.10, 4.15 or 9.05 of the Indenture.

2.3 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. (i) The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depository, in accordance with the Indenture (including applicable restrictions on transfer set forth herein, if any) and the

App. - 3

procedures of the Depository therefor. A transferor of a beneficial interest in a Global Note shall deliver to the Registrar a written order given in accordance with the Depository’s procedures containing information regarding the participant account of the Depository to be credited with a beneficial interest in the Global Note. The Registrar shall, in accordance with such instructions instruct the Depository to credit to the account of the Person specified in such instructions a beneficial interest in the Global Note and to debit the account of the Person making the transfer the beneficial interest in the Global Note being transferred.

(ii) Notwithstanding any other provisions of this Appendix, a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

(b) Legend.

(i) Except as permitted by the following paragraphs (ii), (iii), (iv) and (v), each Note certificate evidencing the Restricted Global Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED NOTES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS, IN THE CASE OF RULE 144A NOTES: ONE YEAR AND IN THE CASE OF REGULATION S NOTES: 40 DAYS, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF SUCH NOTE (OR ANY PREDECESSOR OF SUCH NOTE), ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (E) PURSUANT TO RULE 144 OF THE

App. - 4

SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AS TO ANY NOTE EVIDENCED HEREBY UPON DELIVERY TO THE TRUSTEE BY THE COMPANY OR THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION UNDER THE U.S. SECURITIES ACT.

(ii) The Company, acting in its discretion, may remove the legend set forth in paragraph (i) above from any Transfer Restricted Security at any time on or after the Resale Restriction Termination Date applicable to such Transfer Restricted Security. Without limiting the generality of the preceding sentence, the Company may effect such removal by issuing and delivering, in exchange for such Transfer Restricted Security, an Unrestricted Initial Note without such legend, registered to the same Holder and in an equal principal amount, and upon receipt by the Trustee of a written order of the Company stating that the Resale Restriction Termination Date applicable to such Transfer Restricted Security has occurred and requesting the authentication and delivery of an Unrestricted Initial Note in exchange therefor (which order shall not be required to be accompanied by any Opinion of Counsel or any other document) given at least three Business Days in advance of the proposed date of exchange specified therein (which shall be no earlier than such Resale Restriction Termination Date), the Trustee shall authenticate and deliver such Unrestricted Initial Note to the Depository or pursuant to such Depository’s instructions or hold such Note as Note Custodian for the Depository and shall request the Depository to, or, if the Trustee is Note Custodian of such Transfer Restricted Security, shall itself, surrender such Transfer Restricted Security in exchange for such Unrestricted Initial Note without such legend and thereupon cancel such Transfer Restricted Security so surrendered, all as directed in such order. For purposes of determining whether the Resale Restriction Termination Date has occurred with respect to any Notes evidenced by a Transfer Restricted Security or delivering any order pursuant to this Section 2.3(b)(ii) with respect to such Notes, (i) only those Notes which a Principal Officer of the Company actually knows (after reasonable inquiry) to be or to have been owned by an Affiliate of the Company shall be deemed to be or to have been, respectively, owned by an Affiliate of the Company; and (ii) “Principal Officer” means the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company.

For purposes of this Section 2.3(b)(ii), all provisions relating to the removal of the legend set forth in paragraph (i) above shall relate, if the Resale Restriction Termination Date has occurred only with respect to a portion of the Notes evidenced by a Transfer Restricted Security, to such portion of the Notes so evidenced as to which the Resale Restriction Termination Date has occurred.

App. - 5

Each holder of any Note evidenced by any Restricted Global Note, by its acceptance thereof, (A) authorizes and consents to, (B) appoints the Company as its agent for the sole purpose of delivering such electronic messages, executing and delivering such instruments and taking such other actions, on such holder’s behalf, as the Depository or the Trustee may require to effect, and (C) upon the request of the Company, agrees to deliver such electronic messages, execute and deliver such instruments and take such other actions as the Depository or the Trustee may require, or as shall otherwise be necessary to effect, the removal of the legend set forth in Section 2.3(b)(i) (including by means of the exchange of all or the portion of such Restricted Global Note evidencing such Note for a certificate evidencing such Note that does not bear such legend) at any time after the Resale Restriction Termination Date.

(iii) Upon any sale or transfer of a Transfer Restricted Security (including any Transfer Restricted Security represented by a Restricted Global Note) pursuant to Rule 144 under the Securities Act, the Registrar shall permit the transferee thereof to exchange such Transfer Restricted Security for a Note that does not bear the legend set forth above and rescind any restriction on the transfer of such Transfer Restricted Security, if the transferor thereof certifies in writing to the Registrar that such sale or transfer was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Note).

(c) Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have either been exchanged for certificated Notes, redeemed, purchased or canceled, such Global Note shall be returned to the Trustee for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for certificated Notes, redeemed, purchased or canceled, or if any certificated Note is exchanged for such a beneficial interest, the principal amount of Notes represented by such Global Note shall be reduced or increased, as appropriate, and an adjustment shall be made on the books and records of the Trustee (if it is then the Notes Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Notes Custodian, to reflect such reduction or increase, as the case may be.

(d) Obligations with Respect to Transfers and Exchanges of Notes.

(i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall, upon its receipt of an authentication order from the Company, authenticate certificated Notes and Global Notes at the Registrar’s request.

(ii) No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax, assessments or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon any exchange or transfer pursuant to Sections 3.06, 4.10, 4.15 and 9.05 of the Indenture).

App. - 6

(iii) The Registrar shall not be required to register the transfer of or exchange of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, it need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed.

(iv) Prior to the due presentation for registration of transfer of any Note, the Company, the Guarantors, the Trustee, the Paying Agent or the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of, premium, if any, interest, if any, on, or Additional Amounts, if any, on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Guarantors, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(v) All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange. Accordingly, for purposes of clause (3) of Section 4.09(b) of this Indenture, “the Notes (other than Additional Notes) and the related Subsidiary Guarantees to be issued on the Issue Date” shall be deemed to refer to and include any Notes issued in exchange for, or upon registration of transfer of, or in lieu of, any such Notes (or any predecessor Notes thereof) pursuant to this Indenture.

(e) No Obligation of the Trustee. The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of optional redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

App. - 7

2.4 Certificated Notes.

(a) A Global Note deposited with the Depository or with the Trustee as custodian for the Depository pursuant to Section 2.1 shall be transferred to the beneficial owners thereof in the form of certificated Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 2.3 and (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Note or if at any time such Depository ceases to be a “clearing agency” registered under the Exchange Act and in either case the Company fails to appoint a successor depositary within 90 days, (ii) the Company, at its option, but subject to the Depository’s requirements, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes, or (iii) an Event of Default has occurred and is continuing and the Depository notifies the Trustee of its decision to exchange the Global Notes for Certificated Notes.

(b) Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section shall be surrendered by the Depository or the Notes Custodian to the Trustee located at its Corporate Trust Office to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of certificated Notes of authorized denominations. Any portion of a Global Note transferred pursuant to this Section shall be executed, authenticated and delivered only in denominations equal to $50,000 or an integral multiple of $1,000 in excess thereof, and registered in such names as the Depository shall direct. Any certificated Note delivered in exchange for an interest in a Global Note shall, except as otherwise provided by Section 2.3(b), bear the Restricted Notes Legend set forth in Exhibit 1 hereto.

(c) Subject to the provisions of Section 2.4(b), the Holder of a Global Note shall be entitled to grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Notes.

(d) In the event of the occurrence of any of the events specified in Section 2.4(a), the Company shall promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form without interest coupons.

App. - 8

EXHIBIT 1 TO RULE 144A/REGULATION S APPENDIX

[FORM OF FACE OF NOTE]

[Global Notes Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Restricted Notes Legend]

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED NOTES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS, IN THE CASE OF RULE 144A NOTES: ONE YEAR AND IN THE CASE OF REGULATION S NOTES: 40 DAYS, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF SUCH NOTE (OR ANY PREDECESSOR OF SUCH NOTE), ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT (“RULE 144A”),

Exhibit 1 to App. - 1

TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (E) PURSUANT TO RULE 144 OF THE SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AS TO ANY NOTE EVIDENCED HEREBY UPON DELIVERY TO THE TRUSTEE BY THE COMPANY OR THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION UNDER THE U.S. SECURITIES ACT.

Exhibit 1 to App. - 2

No. [ ]	Principal Amount $[ ]

144A ISIN: US69419BAA35

144A CUSIP: 69419B AA3

Regulation S ISIN: USL7257QAB07

Regulation S CUSIP: L7257Q AB0

Pacific Drilling S.A.

5.375% Senior Secured Note due 2020

Pacific Drilling S.A., a Luxembourg corporation under the form of a société anonyme, promises to pay to                     , or registered assigns, the principal sum of                      Dollars on June 1, 2020 [or such greater or lesser amount as may be indicated on Schedule A hereto]1.

Interest Payment Dates: June 1 and December 1

Record Dates: May 15 and November 15

Additional provisions of this Note are set forth on the other side of this Note.

IN WITNESS WHEREOF, Pacific Drilling S.A. has caused this instrument to be duly executed.

PACIFIC DRILLING S.A.

By:
Name:
Title:

[1]	If this Note is a Global Note, add this provision.

Exhibit 1 to App. - 3

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:	DEUTSCHE BANK NATIONAL TRUST COMPANY

By:
Authorized Signatory

By:
Authorized Signatory

Dated: , 20

Exhibit 1 to App. - 4

[FORM OF REVERSE SIDE OF NOTE]

5.375% Senior Secured Note due 2020

Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. Interest. Pacific Drilling S.A., a Luxembourg corporation under the form of a société anonyme (the “Company”), promises to pay interest on the unpaid principal amount of this Note at 5.375% per annum. The Company will pay interest semi-annually in arrears on June 1 and December 1 of each year (each an “Interest Payment Date”), commencing December 1, 2013. In certain circumstances specified in the Indenture, the Company may be required to pay Additional Amounts with respect to the Notes. Whenever in this Note there is mentioned, in any context, the payment of amounts based upon the principal amount of this Note or of principal, interest or of any other amount payable under, or with respect to, this Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. If any date for payment on the Notes falls on a day that is not a Business Day, such payment may be made on the next succeeding Business Day with the same force and effect as if made on the due date, and no additional interest will accrue solely as a result of such delayed payment. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance; provided that if there is no existing Default or Event of Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date, except in the case of the original issuance of Notes, in which case interest shall accrue from the date of authentication. The Company shall pay (i) interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is equal to the then applicable interest rate on the Notes and (ii) interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Amounts, if any, (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment. The Company will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the May 15 or November 15 next preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Holders must surrender Notes to the Paying Agent to collect payments of principal and premium, if any, together with accrued and unpaid interest and Additional Amounts, if any, due at maturity. Any Notes in certificated form will be payable as to principal, premium, if any, interest, if any, and Additional Amounts, if any, at the office or agency of the Paying Agent and Registrar maintained for such purpose within the City and State of New York, or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds to an account in the United States will be required with respect to any amounts due on all Global

Exhibit 1 to App. - 5

Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent. Notwithstanding the foregoing, if this Note is a Global Note, payment may be made pursuant to the applicable procedures of the Depository as permitted in the Indenture. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. Paying Agent and Registrar. Initially, Deutsche Bank Trust Company Americas, the Trustee under the Indenture, will act as Paying Agent and Registrar at its corporate trust office at 60 Wall Street, Trust and Agency Services, 27th Floor, New York, New York 10005. The Company may appoint and change any Paying Agent or Registrar without notice to any Holder. Other than for purposes of effecting a redemption or an offer to purchase described in Sections 3.07, 3.08, 3.09, 4.10 and 4.15 of the Indenture or in connection with a Legal Defeasance, Covenant Defeasance or Discharge, the Company or any of its Subsidiaries may act in any such capacity.

4. Indenture. The Company issued the Notes under an Indenture dated as of June 3, 2013 (“Indenture”) among the Company, the Guarantors and the Trustee. The Notes are subject to the terms of the Indenture, and Holders are referred to the Indenture for a statement of such terms. The Notes are senior secured obligations of the Company. The Company shall be entitled, subject to its compliance with Section 4.09 of the Indenture, to issue Additional Notes pursuant to Section 2.14 of the Indenture. In the event of a conflict between the Indenture and this Note, the terms of the Indenture shall control.

5. Optional Redemption.

(a) At any time prior to June 1, 2016, the Company may, at its option, redeem up to 35% of the aggregate principal amount of Notes (including any Additional Notes) issued under the Indenture, at one time or from time to time, at a redemption price equal to 105.375% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the applicable redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in an amount not greater than the net cash proceeds received by the Company of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes (including any Additional Notes) issued under the Indenture (excluding any Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 120 days after the date of the closing of such Equity Offering.

(b) At any time prior to June 1, 2016, the Company may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes received, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, to, the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

Exhibit 1 to App. - 6

(c) At any time prior to June 1, 2016, not more than once in any 12-month period, the Company may redeem up to $75.0 million in principal amount of the Notes at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(d) On or after June 1, 2016, the Company may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed, to the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

YEAR	PERCENTAGE
2016	104.031%
2017	102.688%
2018	101.344%
2019 and thereafter	100.000%

(e) The Company may redeem the Notes, at its option, at any time in whole but not in part, at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest (if any) to the applicable redemption date, plus all Additional Amounts, if any, then due and which will become due as a result of the redemption or otherwise (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event that the Company determines in good faith that the Company or any Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes or the Subsidiary Guarantees, Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to the Company or the relevant Guarantor, as applicable (including making payment through a Paying Agent located in another jurisdiction), as a result of:

(1) a change in or an amendment to the laws or treaties (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the Issue Date; or

(2) any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Issue Date;

Exhibit 1 to App. - 7

provided, however, that in the case of Additional Amounts required to be paid as a result of the Company or relevant Guarantor conducting business other than in the place of its incorporation or organization, such amendment or change must be announced or become effective on or after the date in which it begins to conduct business giving rise to the relevant withholding or deduction.

6. Notice of Redemption. Notice of optional redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a Legal Defeasance, Covenant Defeasance or Discharge). Notes and portions of Notes selected shall be in amounts of $50,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder shall be redeemed. No Notes of $50,000 or less can be redeemed in part. On and after the redemption date, interest ceases to accrue on the Notes or portions thereof called for redemption, subject to satisfaction of any conditions thereto.

7. Mandatory Redemption.

Except as set forth in this Paragraph 7 and in Paragraph 8 below, the Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes or to repurchase the Notes at the option of the Holders.

Upon the occurrence or happening of any Event of Loss and the receipt of Event of Loss Proceeds in respect thereof, the Company shall be required (subject to the payment priority in favor of the holders of Revolving Credit Agreement Obligations set forth in the Intercreditor Agreement and the Revolving Credit Agreement) to redeem notes and other Pari Passu Obligations containing provisions similar to those set forth in the Indenture with respect to a redemption or repayment upon an Event of Loss equal in aggregate principal amount to the Event of Loss Proceeds received in respect of such loss (rounded to the nearest $1,000), upon the giving of prior notice to Holders and on the redemption date and for the redemption price set forth in Section 3.08 of the Indenture.

8. Repurchase at Option of Holder.

(a) If a Change of Control occurs, the Company will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to $50,000 or an integral multiple of $1,000 in excess thereof) of each Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase (the “Change of Control Payment Date”), subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date. Within 30 days following a Change of Control, the Company shall mail a notice of the Change of Control Offer to each Holder and the Trustee and the Paying Agent describing the transaction or transactions that constitutes the Change of Control and setting forth the procedures governing the Change of Control Offer as required by Section 4.15 of the Indenture.

Exhibit 1 to App. - 8

(b) If the Company or any Restricted Subsidiary consummates an Asset Sale, within 10 Business Days of each date on which the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company may be required to make an Asset Sale Offer in accordance with the Section 3.09 and 4.10 Indenture.

9. Guarantees. The payment by the Company of the principal of, and premium, if any, interest, if any, on, or Additional Amounts, if any, on, the Notes is absolutely and unconditionally guaranteed on a joint and several basis by each of the Guarantors, as primary obligor and not merely as a surety, to the extent set forth in the Indenture.

10. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of $50,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes due on transfer or exchange. The Registrar need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company and the Registrar need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed.

11. Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.

12. Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture, the Notes and the Collateral Agreements may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange for, the Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Collateral Agreements may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange for, Notes). Without the consent of any Holder of, the Indenture, the Notes and the Collateral Agreements may be amended or supplemented with respect to certain matters specified in the Indenture.

13. Defaults and Remedies. If any Event of Default occurs and is continuing, the Trustee, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes, by notice to the Company and the Trustee, may (and the Trustee will, if directed by the Holders of at least 25% in aggregate principal amount of the then outstanding Notes) declare all the Notes to be due and payable immediately. Notwithstanding the preceding, in the case of an Event of Default arising from such events of bankruptcy, insolvency or reorganization described in Section 6.01(i) or 6.01(j) of the Indenture with respect to the Company or a Guarantor, all outstanding Notes shall become due and payable immediately without further action or notice. Holders may not enforce the Indenture, the Notes or the Collateral Agreements except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power conferred on it with respect to the Notes. The

Exhibit 1 to App. - 9

Trustee may withhold from Holder notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium, if any, on, the Notes. The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture, except as provided in the Indenture. The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and within 10 Business Days of any of its Officers or any of the Company’s Officers becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

14. Defeasance and Discharge. The Notes are subject to defeasance and discharge upon the terms and conditions specified in the Indenture.

15. No Recourse Against Others. No present, past or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the Notes, the Indenture, the Subsidiary Guarantees or the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

16. Collateral Agreements. The obligations of the Company and the Guarantors under the Indenture, the Notes and the Subsidiary Guarantees and the other Pari Passu Obligations will be secured by a Lien granted to the Collateral Agent the Collateral, subject to the terms of the Intercreditor Agreement.

17. Authentication. This Note shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee or an authenticating agent.

18. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

19. Removal of Restricted Notes Legend. Each Holder of any Note evidenced by any Restricted Global Note, by its acceptance thereof, (A) authorizes and consents to, (B) appoints the Company as its agent for the sole purpose of delivering such electronic messages, executing and delivering such instruments and taking such other actions, on such Holder’s behalf, as the Depository or the Trustee may require to effect, and (C) upon the request of the Company, agrees to deliver such electronic messages, execute and deliver such instruments and take such other actions as the Depository or the Trustee may require, or as shall otherwise be necessary to effect, the removal of the Restricted Notes Legend set forth on the face of such Note (including by means of the exchange of all or the portion of such Restricted Global Note evidencing such Note for a certificate evidencing such Note that does not bear such Restricted Notes Legend) at any time after the Resale Restriction Termination Date.

Exhibit 1 to App. - 10

20. CUSIP and ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers and corresponding ISIN numbers to be printed on the Notes and the Trustee may use CUSIP numbers and corresponding ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

21. Governing Law. THE INDENTURE AND THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

22. Successors. In the event a successor entity assumes all the obligations of its predecessor under the Notes and the Indenture, in accordance with the terms thereof, the predecessor entity will be released from all such obligations.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Pacific Drilling S.A.

[                                 ]

[                                 ]

Attention: [                            ]

Facsimile: [                            ]

Exhibit 1 to App. - 11

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint                              agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:	Your Signature:
Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

(Signature must be guaranteed)

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

[Include the following only if the Restricted Notes Legend is included hereon]

[In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to one year after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Company or any Affiliate of the Company (or, in the case of Regulation S Notes, prior to the expiration of the Restricted Period), the undersigned confirms that such Notes are being transferred in accordance with their terms:

CHECK ONE BOX BELOW

(1)	☐	to the Company; or

(2)	☐	pursuant to a registration statement that has been declared effective under the Securities Act of 1933; or

Exhibit 1 to App. - 12

(3)	☐	to a person who the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that is purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(4)	☐	pursuant to offers and sales that occur outside the United States in compliance with Regulation S under the Securities Act of 1933; or

(5)	☐	pursuant to Rule 144 under the Securities Act of 1933; or

(6)	☐	pursuant to another available exemption from the registration requirements of the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (4) or (6) is checked, the Trustee shall be entitled to require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Signature

Exhibit 1 to App. - 13

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company and any Guarantors as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
Notice: To be executed by an executive officer

Exhibit 1 to App. - 14

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.15 of the Indenture, check the box below:

☐	Section 4.10	☐	Section 4.15

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.15 of the Indenture, state the amount (in minimum denomination of $50,000 or integral multiples of $1,000 in excess thereof) you elect to have purchased: $

Date:	Your Signature
(Sign exactly as your name appears on the other side of this Note)

Soc. Sec. or Tax Identification No.:

Signature Guarantee:
(signature must be guaranteed)

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit 1 to App. - 15

[TO BE ATTACHED TO GLOBAL NOTE]

SCHEDULE A

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The following increases or decreases in this Global Note have been made:

Date	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized officer of Trustee or Notes Custodian

Exhibit 1 to App. - 16

ANNEX A

PACIFIC DRILLING S.A.

and

the Guarantors named herein

5.375% SENIOR SECURED NOTES DUE 2020

FORM OF SUPPLEMENTAL INDENTURE

DATED AS OF             ,

DEUTSCHE BANK TRUST COMPANY AMERICAS,

As Trustee

This SUPPLEMENTAL INDENTURE, dated as of             ,          (this “Supplemental Indenture”) is among Pacific Drilling S.A., (the “Company”), [                    ] (the “Guaranteeing Subsidiary”), which is a subsidiary of the Company, each of the existing Guarantors (as defined in the Indenture referred to below) and Deutsche Bank Trust Company Americas, a New York banking corporation, as Trustee.

RECITALS

WHEREAS, the Company, the Guarantors and the Trustee entered into an Indenture, dated as of June 3, 2013 (as heretofore amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of the Company’s 5.375% Senior Secured Notes due 2020 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall become a Guarantor (as defined in the Indenture);

WHEREAS, Section 9.01(i) of the Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture in order to add any additional Guarantor with respect to the Notes, without the consent of the Holders of the Notes; and

WHEREAS, all acts and things prescribed by the Indenture, by law and by the Certificate of Incorporation and the Bylaws (or comparable constituent documents) of the Company, of the Guarantors and of the Trustee necessary to make this Supplemental Indenture a valid instrument legally binding on the Company, the Guarantors and the Trustee, in accordance with its terms, have been duly done and performed;

NOW, THEREFORE, to comply with the provisions of the Indenture and in consideration of the above premises, the Company, the Guaranteeing Subsidiary, the other Guarantors and the Trustee covenant and agree for the equal and proportionate benefit of the respective Holders of the Notes as follows:

Section 1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Indenture.

Section 2. Relation to Indenture. This Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes.

Section 3. Effectiveness of Supplemental Indenture. This Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the Company, the Guaranteeing Subsidiary, the other Guarantors and the Trustee.

Section 4. Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees, by its execution of this Supplemental Indenture, to be bound by the provisions of the Indenture applicable to Guarantors to the extent provided for and subject to the limitations therein, including Article 10 thereof.

Section 5. Ratification of Obligations. Except as specifically modified herein, the Indenture and the Notes are in all respects ratified and confirmed (mutatis mutandis) and shall remain in full force and effect in accordance with their terms.

Section 6. The Trustee. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 7. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of such executed copies together shall represent the same agreement. Signature of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[Signatures on following pages]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

COMPANY:

PACIFIC DRILLING S.A.

By:
Name:
Title:

GUARANTEEING SUBSIDIARY:

[ ]

By:
Name:
Title:

EXISTING GUARANTORS:

[Insert signature blocks for each of the Guarantors existing at the time of execution of this Supplemental Indenture]

TRUSTEE:

DEUTSCHE BANK TRUST COMPANY AMERICAS

BY:	DEUTSCHE BANK NATIONAL TRUST COMPANY

By:
Name:
Title:

By:
Name:
Title:

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